SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 22, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


RESULTS
4Q21
COPEL
Pura Energia

COPEL
Pura Energia

4Q21 Highlights

Record EBITDA of R$ 8.4 billion in 2021 (+52.1% vs. 2020)

Adjusted EBITDA of R$ 1.0 billion in 4Q21
R$ 5.1 billion in 2021 (+5.2% vs. 2020)

Net income of R$ 396.2 million in 4Q21
R$ 5.0 billion in 2021 (+29% vs. 2020)
– all-time high

Leverage of 0.99x in December/21
Robust cash position of R$3.9 billion

Total dividends and interest on capital of R$ 3.1 billion referring to the 2021 result with a payout of 65% (complementary of R$ 1.4 billion to the R$ 1.7 billion already declared in 2021)

Migration to B3 Corporate Governance Level 2 on 11.29.2021

Adhesion of 461 employees to the PDI estimated annual savings of R$ 153.9 million in personal and management from February 2022

Copel Distribuição's adjusted EBITDA
21.1% above regulatory EBITDA
(efficiency of R$ 276.9 million)

Conclusion of the acquisition of the Vilas Wind Power Complex (186.7 MW)

Copel Dis approves the adhesion to the Water Scarcity Account in the amount of R$ 145.8 million

Among the 100 companies with the best reputation and fourth in the electricity sector according to the Merko Brasil ranking

Financial Indicators

Highlight of Indicators	4Q21	4Q20	Δ%	2021	2020	Δ%
EBITDA (R$ million)	942,9	1.377,5	(31,5)	8.401,0	5.522,7	52,1
Earnings per share (R$)[1]	0,14	0,40	(64,7)	1,81	1,43	26,9
Return on Shareholders' Equity (annualized)[2]	8,1%	28,1%	(71,3)	24,9%	22,2%	12,2
EBITDA Margin	14,3%	24,4%	(41,3)	35,0%	29,6%	18,2
Operating Margin	6,5%	18,4%	(64,8)	21,3%	27,5%	(22,3)
Net Margin	6,0%	19,9%	(69,8)	21,0%	21,0%	0,3
Book Value per Share (R$)				8,10	7,40	9,5
Net debt/ Shareholders' Net Equity[4]				53,3%	49,1%	8,6
Current Liquidity				1,40	1,18	18,7

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Shareholders' Equity for the year
[3] Considers gross debt without endorsements and guarantees.
Values subject to rounding adjustments.

Results Webcast

March 23, 2022 | 1h pm ET

Access Link: ri.copel.com/en

CPLE B3 LISTED N2 | ELP LISTED NYSE | LATIBEX XCOP | ISE B3
FTSE4Good | IBOVESPA B3 | ICO2 B3

Message from the CEO

Challenging years usually show the importance of having values, good planning and resilience. In 2021, a lingering coronavirus pandemic and the adversity faced by the electricity sector, especially the water crisis, led us to a scenario that demanded too much from people and companies.

As for Copel, the year brought excellent results that demonstrated the solidity of our actions, with a focus on taking care of people, serving our customers well, contributing to society, protecting the environment, and creating value for all our stakeholders. We did so while striving to build a company that is increasingly efficient, innovative and responsible.

In 2021, we moved forward with our strategy to focus on Copel's core business – electricity. We completed Copel Telecom's divestment, which injected R$2.5 billion into the Company's cash, and began preparing to sell Compagas (expected to be completed in 2022). We also conducted the water risk reconciliation, which contributed R$1.6 billion to the consolidated operating result (EBITDA) and around R$1.0 billion to the net income for the year.

Combined with our austere approach based on consistent planning and strategy, these results helped Copel achieve, in 2021, the highest net income in its history – R$ 5 billion. For the second consecutive year, we also proposed a robust dividend distribution equivalent to 65% of the adjusted net income, to be analyzed by the Annual Shareholders' Meeting, as per our dividend policy.

At the same time, we maintained our commitment to converting profit into investments. In 2021, we once again fully complied with our investment plan. We invested R$ 2.8 billion in construction works to generate, transmit and distribute electricity.

We invested R$ 1.6 billion in the electricity distribution BUSINESS of the state of Paraná alone, so as to support construction works and programs to expand and modernize the electric grid of said state. Part of this amount was invested in the Three-Phase Paraná Program. Under the Program, we have already constructed 6,515 kilometers of new three-phase grids, out of a total of 25,000 kilometers to be implemented by 2025. The amount of R$2.1 billion will be invested in this program alone to benefit our customers, increase our asset base and reduce operating costs. Another initiative that stands out is Rede Elétrica Inteligente (Smart Grid), the largest smart grid program in South America. We will invest R$ 850 million in the program by the end of 2023. As a result, a third of our clients will have smart meters.

At the end of 2021, we acquired the Vilas Wind Complex for R$ 1.1 billion (Enterprise Value). The project has an installed capacity of 186.7 MW and is located in the municipality of Serra do Mel, in the state of Rio Grande do Norte, which is one of the world's best regions to generate wind energy. With this complex, Copel now has a generation capacity of 830.10 MW in wind power plants in Northeastern Brazil.

The Jandaíra Wind Complex is also in the final stage of construction and will add more 90.1 MW to Copel's generation portfolio, so the energy matrix will be made up of 14% of energy from wind sources. Altogether, the project will receive an investment of R$ 411 million. Additionally, in 2021, we concluded construction work in the SHP Bela Vista, with an installed capacity of 29 MW, located in Southwestern Paraná, two years in advance. We invested R$ 224 million in the new plant, which already generates electricity sufficient to supply 100,000 people.

As for the transmission business, Copel concluded the construction of TL Blumenau-Curitiba Leste, a 525-kV transmission line with 144.5 kilometers of extension. We invested R$ 192 million in the project, which will help strengthen the electricity system in Paraná and Southern Brazil as a whole.

All these investments reinforce our focus on energy, prioritizing renewable energy and the ESG agenda. In this sense, we launched the Carbon Neutrality Plan – a series of new targets to neutralize greenhouse gas emissions by 2030. With a management model focused on results, all executive areas will have ESG targets linked to their performance as of 2022.

For the second consecutive year, we achieved the highest certification level of the Brazilian GHG Protocol Program. It is the main tool used to understand, quantify and manage an organization's greenhouse gas emissions. Also, we are once again listed in the portfolio of the Corporate Sustainability (ISE) and the Carbon Efficient (ICO2) indices of B3, the Brazilian stock exchange.

Of the three words making up the term "ESG", Governance stood out the most throughout 2021 at Copel. We approved a broad reformulation of our bylaws, with significant advances, and the implementation of statutory committees, such as the minority committee. We implemented the Units program, which will increase our share liquidity. We approved an Investment Policy and a Dividend Policy, ensuring more transparency and predictability for our investors. Among our many governance achievements, the main highlight was our migration to B3's Level 2 Listing Segment.

The permanent pursuit of better efficiency and productivity levels also continued to be part of our agenda. We concluded our new voluntary separation program, with 461 separations, allowing us to save R$154 million a year on personnel expenses. The initiative is in line with the Company's strategy to intensify digital transformation while reducing costs and maintaining the highest quality levels. In addition to severance pay, employees who joined the voluntary dismissal program will receive company benefits and incentives for another year.

To bring management closer to the business and teams working in the subsidiaries, we sold the Company's headquarters building located in downtown Curitiba and transferred our HQ to the company's largest hub.

To finalize, we stress two important factors: i) Copel Distribuição was recognized as Brazil's best distribution company by the Brazilian Association of Electricity Distributors (ABRADEE); and ii) Copel Mercado Livre consolidated itself as one of the country's largest electricity sellers, being the largest one for five consecutive months, according to the raking of the Electricity Trading Chamber (CCEE).

Copel begins 2022 knowing that it will be challenging, but also prosperous, reinforcing our beliefs and values, seeking to value our stakeholders. We will continue working to develop the state of Paraná and Brazil, supported by our solidity in the electricity industry and the dedication of our employees.

Daniel Slaviero

CEO of Copel


COPEL

COPEL
Pura Energia

List of Contents

1. Consolidated Results

The following analyzes refer to the fourth quarter of 2021 and year to date compared to the same period in 2020.

1.1. EBITDA

Adjusted EBITDA, excluding non-recurring items, reached R$ 1,039.5 million in 4Q21, 26.6% lower than the R$ 1,417.2 million recorded in 4Q20. This reduction is mainly due to the drop in the results of the Araucária Thermoelectric Power Plant and Copel GeT, partially offset by the good result of Copel Distribuição. The main factors that explain the reduction are:

(i) the 55% reduction in TPP Araucária dispatch (360 GWh in 4Q21 against 797 GWh in 4Q20) combined with a lower net margin on energy sales for the period, as in 4Q21 the unit variable cost (CVU) no longer included the portion of the plant's fixed costs, as such costs had already been recovered in previous quarters;

(ii) the water deficit, with low GSF (67.71% compared to 69.43% in 4Q20), resulting in a 142.7% growth in costs with "electricity purchased for resale" by Copel GET;

(iii) the positive effect of R$ 68.7 million on EBITDA in 4Q20, referring to the result of Copel Telecomunicações, which is no longer part of the Copel group since August 2021;

(iv) the R$ 66.3 million increase in costs with third-party services, mainly due to the R$ 42.9 million maintenance of the Araucária thermoelectric turbine; and

(v) the negative effect of R$ 142.1 million in the "provisions and reversals" line, mainly due to the increase of R$ 39.4 million in the estimate of expected credit losses and the recording of R$ 114.0 million in provisions for litigation, basically due to civil lawsuits, with emphasis on R$ 29.9 million referring to the arbitration process related to the Mauá plant.

These events were partially offset by (i) the higher remuneration at the distributor, as a result of the readjustment applied by the 5th tariff review cycle with an average effect of 8.73% on Tariffs for the Use of the Distribution System (TUSD), added to the 0.5% growth in the grid market in the quarter; and (ii) the higher volume of energy sold by Copel Mercado Livre in bilateral contracts (2,833 GWh in 4Q21 compared to 1,782 GWh in 4Q20) and to free consumers (2,158 GWh in 4Q21 compared to 1,269 GWh in 4Q20).

In 4Q21, the following non-recurring items were recorded: (i) the cost of R$ 125.7 million related to the provision for indemnification for voluntary dismissal (PDI); (ii) the revenue of R$ 71.8 million from the sale of energy from the voluntary overcontracting of Copel Distribuição, due to the fact that in the fourth quarter of 2021, exceptionally, Copel Dis did not participate in the mechanisms for offsetting surpluses and deficits- MCSD and, therefore, have been voluntarily overcontracted generating the aforementioned revenue ("bonus"); (iii) the result of R$ 37.1 million in fair value from the purchase and sale of energy from Copel Mercado Livre; and (iv) R$ 24.3 million in reversal of impairment of generation assets, especially referring to the Colíder plant. More details related to non-recurring items can be viewed in Exhibit I.

Thus, EBITDA for the quarter, covering all factors, including non-recurring ones, totaled R$ 942.9 million, 31.5% lower than the R$ 1,377.5 million recorded in 4Q20.



942.9
192.8
-96.2
1,039.5
EBITDA 4Q20
ADJUSTMENTS (+)
ADJUSTMENTS (-)
ADJUSTED EBITDA 4Q21

In 2021, adjusted EBITDA reached R$ 5,136.8 million, up 5.2% from the R$ 4,884.9 million recorded in 2020, mainly due to (i) the sale of 2,195 GWh of energy produced by TPP Araucária; (ii) the 5.6% growth in Copel Distribuição's grid market, added to the 5th tariff review cycle with an average effect of 8.73% on TUSD as of July 2021; (iii) the increase in remuneration on transmission assets due to higher inflation in 2021, the periodic tariff review applied to transmission agreements, the larger asset base due to the reprofiling of the Basic Grid of Existing System - RBSE and new projects in operation; and (iv) the higher volume of energy sold by Copel Mercado Livre both in bilateral contracts and for free consumers.

This increase was partially offset, mainly, by the 39.2% growth in expenses with "electricity purchased for resale", mainly due to the purchase of energy to meet the contracts in view of the greater hydrological deficit in the period (average GSF of 67 .7% in 2021 vs 69.4% in 2020).

Accumulated EBITDA for 2021, covering all factors, including non-recurring and discontinued operations, reached R$ 8,400.9 million, an increase of 52.1% compared to the R$ 5,522.7 million recorded in 2020. This result is basically a reflection of , (i) the gain from the divestment of Copel Telecomunicações, with a positive impact of R$ 1,723.9 million; and (ii) the positive effect of R$ 1,570.5 million related to the reconciliation of the hydrological risk (GSF).

1.2. Operating Revenue

Net operating revenue totaled R$ 6,593.7 million in 4Q21, up 16.6% from the R$ 5,655.2 million recorded in 4Q20. This result is mainly a reflection of:

(i) the 20.7% growth in the "Electricity sales to distributors" line, mainly due to (a) the sale of the 360 GWh of energy produced by TPP Araucária with average selling price (CVU) higher than the R$ 2,000.00/MWh for 4Q21, compared to approximately R$ 438.00/MWh average in 4Q20; (b) the higher volume of energy sold in bilateral contracts by Copel Mercado Livre (2,833 GWh in 4Q21 compared to 1,782 GWh in 4Q20); and (c) the sale of 437 GWh by Copel Distribuição in the spot market;

(ii) the 7.6% increase in revenue from "Electricity sales to final customers" basically due to Copel Distribuição's tariff review, which had an average effect on the Energy Tariff component (TE) of 11.32%, despite the 2,2% reduction of energy consumption in the distributor's captive market and a 70.0% increase in the volume of energy sold to Copel Mercado Livre's free consumers;

(iii) the 8.7% increase in the line "Use of the main distribution and transmission grid", effect, mainly, of the higher remuneration at the distributor due to the readjustment applied by the 5th tariff review cycle with an average effect of 8, 73% in tariffs for the use of distribution systems (TUSD); and

(iv) the 44.4% increase in "Result of sectorial financial assets and liabilities", mainly due to higher electricity costs and system service charges (ESS), reflecting the hydrological deficit in the period with greater dispatch of thermoelectric plants. More details can be seen in Exhibit I.


Distribution of piped gas 3%
Result of sectorial financial assets and liabilities 9%
Other operating revenues 2%
Fair value of assets from the indemnity for the concession 1%
Construction revenue 8%
Electricity sales to final customers 29%
Operating Revenue
R$ 6,593.7 mi
Use of the main distribution and transmission grid 22%
Electricity sales to distributors 26%

1.3. Operational Costs and Expenses

In 4Q21, operating costs and expenses increased 28.0%, totaling R$ 6,046.9 million, mainly as a result of:

(i) increase in the line of system services charges – (ESS), due to the greater dispatch of thermal plants outside the order-of-merit criteria and increase in transport costs of the basic grid due to the growth of contracted amounts and higher tariffs;

(ii) registration of R$ 698.5 million in the "Materials and supplies for power electricity" line, compared to R$ 261.1 million in 4Q20, as a result of the acquisition of natural gas at a higher cost for the operation of TPP Araucária; and

(iii) provisions in the period with a result of R$ 142.1 million, mainly due to the increase of R$ 39.4 million in the estimate of expected credit losses and the recording of R$ 114.0 million in provisions for litigation, mainly for civil actions. More information in Note 30 to our Financial Statements.

PMSO expenses, excluding provisions and reversals, showed an increase of 0.8% in relation to the same period of the previous year, mainly due to the 45.9% increase in costs with third-party services, mainly due to the the R$ 42.9 million increase resulting from maintenance at TPP Araucária, partially offset by the 15.6% reduction in personnel and management expenses, mainly due to the lower amounts recorded for profit sharing (PLR) and performance award (PPD).

R$'000

Manageable Costs	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	568,930	674,337	(15.6)	1,550,857	1,601,895	(3.2)
Private pension and healthcare plans	64,127	57,732	11.1	248,773	228,634	8.8
Material	19,780	18,608	6.3	69,822	72,680	(3.9)
Third-party services	210,690	144,371	45.9	706,599	558,041	26.6
Other costs and expenses operating [1]	98,646	59,070	67.0	309,488	333,275	(7.1)
TOTAL	962,173	954,118	0.8	2,885,539	2,794,525	3.3

(1) disregards the effect of the GSF reconciliation in the amount of R$1,540.5 million

Specifically on the costs of "personnel and management", neutralizing the effects of the provision for indemnification for voluntary dismissal (PDI), performance bonus (PPD) and profit sharing (PLR), there was an increase of 2.1%, despite the salary adjustment of 10.78% applied through collective agreement in October 2021. Considering the accumulated inflation of 10.06% between 4Q20 and 4Q21, there was a reduction in real terms of 7.96%, reflecting the reduction of 284 employees mainly through voluntary dismissal programs carried out in the period.

R$'000

Personnel and Management	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	568,930	674,337	(15.6)	1,550,857	1,601,895	(3.2)
(-) Profit sharing (PLR) and PPD	(121,089)	(291,983)	(58.5)	(367,423)	(481,681)	(23.7)
(-) Provision for indemnification for voluntary dismissal	(125,713)	(66,781)	88.2	(139,232)	(66,781)	108.5
TOTAL	322,128	315,573	2.1	1,044,202	1,053,433	(0.9)

Headcount evolution



-22,6%
8,245
7,611
7,095
6,667
6,383
2017
2018
2019
2020
2021
Geração e Transmissão
Distribuição
Others


Construction cost
9%
Provisions and reversals
2%
Depreciation and amortization
5%
Natural gas and supplies for the gas business
2%
Materials and supplies for power electricity
12%
PMSO
16%
Operating Costs and Expenses
R$ 6,046.9 mi
Electricity purchased for resale
39%
Charge of the main distribution and transmission grid
15%

1.4. Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries shows gains and losses on investments made in joint ventures and in Copel's associates. In 4Q21, the amount was R$ 87.3 million and in 2021, the amount recorded was R$ 366.3 million. More details can be seen in Exhibit I.

1.5. Financial Results

In 4Q21, the financial result was negative by R$ 207.2 million, compared to a negative R$ 1.7 million recorded in 4Q20, mainly due to (i) a 16.7% reduction in financial income, mainly as a result of the settlement full amount of the outstanding balance of the CRC by the State of Paraná on August 10, 2021 and; (ii) increase in debt charges (+R$ 155.1 million) due to higher interest rates in the period (CDI accumulated in the quarter of 1.86% against 0.47% in 4Q20 and IPCA of 10.06 % against 4.52%) and a higher balance of loans and financing (R$ 11.8 billion vs. R$ 9.9 billion in 4Q20). These results were partially offset by the income from financial investments (+R$ 61.3 million), mainly due to the higher CDI and greater cash availability in the period (+7.8%).

In 2021, the financial result showed a decrease of R$ 1,193.6 million, mainly due to (i) the recognition of the Company's right to exclude the ICMS from the PIS and COFINS calculation basis in 2020, non-recurring in 2021; (ii) the lower income from financial updating of the CRC contract due to its settlement in August 2021 and; (iii) increase in debt charges (+R$ 248.2 million) due to higher interest on loans and financing (CDI accumulated in the quarter of 1.86% against 0.47% in 4Q20 and IPCA of 10.06% against 4.52%), partially offset by the better return on financial investments (+R$ 83.2 million).

R$'000

Financial Results	4Q21	4Q20	Δ%	2021	2020	Δ%
Financial Revenues	213,479.0	256,148.0	(16.7)	932,049.0	1,839,668.0	(49.3)
Financial Expenses	(420,659.0)	(257,841.0)	63.1	(1,259,410.0)	(973,397.0)	29.4
TOTAL	(207,180.0)	(1,693.0)	-	(327,361.0)	866,271.0	-

1.6. Consolidated Net Income

In 4Q21, Copel recorded net income of R$ 396.2 million, 63.6% lower than the R$ 1,088.3 million recorded in the same period in 2020. In the year, net income grew 0.6% in compared to 2020, closing 2021 at R$ 3,859.0 million.

The amounts above do not consider the effects of the accounting reclassification referring to the "discontinued operation" of Copel Telecom. Thus, including the amounts arising from the process of sale of Copel Telecom, the net income recorded was R$ 5,048.6, an amount 29.1% higher than that presented in 2020 (more information in explanatory note nº 41 of our financial statements financial).


1123.40
938.50
(1322.30)
(80.10)
(205.50)
(22.80)
(35.20)
396.20

1.7. Debt

Copel's total consolidated debt amounted to R$ 11,826.1 million on December 31, 2021, an increase of 18.9% compared to the amount recorded on December 31, 2020, of R$ 9,946.0 million.

At the end of 4Q21, the Company's gross debt represented 54.0% of consolidated shareholders' equity, which was R$ 22,175.2 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of December 2021.

Debt by Subsidiary

R$ mil	GeT	DIS	Holding	Other	Total
Total debt	5,289,012	3,379,348	1,291,843	1,865,858	11,826,061
Availability	1,122,475	536,081	626,143	1,584,212	3,868,911
Adjusted Net Debt	4,166,537	2,843,267	665,700	281,646	7,957,150
Average Cost	7.87%	8.13%	12.72%	9.05%	7.82%
Duration (years)	3.1	2.9	0.8	3.8	3.8


Net Debt/EBITDA¹
(R$ million)
3.1
3.1
2.0
1.3
1.0
8,601
9,290
8,407
6,412
7,957
2017
2018
2019
2020
2021
Adj. Net Debt
Adj. Net Debt/Adj. Ebitda

Debt Indexers


Debentures and NP
68.8%
Others
2%
IPCA
26%
CDI
55%
TJLP
18%
National treasure
(foreign currency)
1.3%
BNDES
18.7%
BB S/A and others
11.3%

Amortization - R$ million


3,869
2,724
1,729
891
1,843
1,554
484
2,601
Cash
2022
2023
2024
2025
2026
2027
> 2027

Weighted Average Cost e Duration


3.2
3.1
2.7
3.0
3.8
4.9%
5.2%
5.8%
6.4%
7.8%
4Q20
1Q21
2Q21
3Q21
4Q21
WACC
Duration (Years)

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i) Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;

(ii) Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and

(iii) Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

On December 8, 2021, at its 221st Ordinary Meeting, the Company's Board of Directors approved the amount of R$ 2,067.1 million intended for the investment program scheduled for 2022. Copel Distribuição covers most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, highlighting the continuity of execution of the Paraná Trifásico and Smart Grid programs already started in 2021. These programs aim to renew depreciated assets in areas rural areas, improving quality and service agility, integration with smart cities and improved information via grid sensing.

2.2 Investment Program

R$ million

Subsidiary / SPC[1]	Carried 4Q21	Carried 2021	Scheduled 2022*
Copel Distribuição	501.3	1,623.0	1,634.5
Copel Geração e Transmissão[2]	206.0	494.8	407.3
Jandaíra Wind Complex	142.8	213.1	156.4
SHP Bela Vista	0.0	34.2	1.4
Transmission (Improvements/Reinforcement)	12.7	35.3	73.6
TL Curitiba Leste-Blumenau	0.0	28.0	13.9
Other	50.5	184.2	162.0
Copel Telecomunicações	0.0	54.4	0.0
Copel Comercialização	0.7	2.0	2.9
Copel Serviços	0.7	0.7	2.4
Holding	2.1	3.5	6.7
Other[3]	0.0	0.5	13.3
Total	710.7	2,178.8	2,067.1

[1] Referring to Copel's participation in the Enterprise.
[2] Includes Cutia Empreendimentos Eólicos.
[3] Includes UEGA.
* Capital budget originally approved by the Board of Directors. Does not consider appropriation of own labor, charges and other.

2.3 Assets Under Construction

Jandaíra Wind Complex

On October 18, 2019, Copel GeT, in consortium with subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 auction for power generation from new projects and sold 14.4 average MW of the Jandaíra Wind Complex, approximately 30% of the assured energy, as follows:

Power plant	Auction[1]	Installed Capacity (MW)	Assured Energy (Average MW)	Price[2]	Commercial Operation	CAPEX (R$ million)	Expiration of Authorization
Jandaíra Wind Complex	30º LEN (10.18.2019)	90.1	46.6	113.89	jan/25	411.0	04.02.2055

[1] LEN - Auctions of energy from new projects.
[2] Updated to Nov - 2021. Source: CCEE.

The construction works of the Jandaíra Wind Complex, in Rio Grande do Norte, are advancing at great strides. 26 wind turbines are being installed, distributed into four wind farms. All the wind turbine towers are already assembled and the project is in the NACELLE assembly phase, along with the rotors, generators and blades. Next to the parks, a substation was built, in the commissioning phase, and a 16 km transmission line, already completed, which will operate at 230 kV and drain the electrical energy to be generated in the Complex to the National Interconnected System (SIN) . The start of commercial operation is scheduled for 2025.

SHP Bela Vista

The works of the small hydroelectric power plant began in August 2019, and the commercial operation of the first, second and third generating units took place on June 12, 2021, July 10, 2021 and August 15, 2021, respectively, totaling 29.3 MW in operation, equivalent to 98.3% of the SHP's total. The commercial operation of the fourth and last unit is scheduled for 2022.

Power Plants	Contract	Installed Capacity (MW)	Assured Energy (Average MW)	Energy Sold in ACR (Average MW)	Commercial Operation	Price[1] (R$/MWh)	CAPEX (R$ million)	Concession Expires
SHP Bela Vista 100% Copel GeT	Authoritative Resolution nº 7.802/2019	29.8	18.6	14.7	01.01.2024	234.93	224.0	01.02.2041

[1] Adjusted by the IPCA up to Nov,2021. Source: CCEE.



3. Copel Geração e Transmissão

(Consolidated Results)

3.1 Financial Performance

Copel GeT presented consolidated EBITDA of R$ 561.9 million in 4Q21, a reduction of 44.3% in relation to the R$ 1,008.1 million in 4Q20. Except for the extraordinary effects, related to the reversal of impairment (R$ 139.4 million, in 4Q20) and the provision for costs arising from the adhesion of employees to the Voluntary Dismissal Program (PDI), Copel GeT's adjusted EBITDA decreased of 36.9% in comparison with the same period of the previous year.

This result mainly reflects (i) the reduction in dispatch from TPP Araucária (360 GWh in 4Q21 against 797 GWh in 4Q20) combined with the lower net margin on energy sales for the period, given that, in 4Q21, the unit variable cost (CVU) no longer included the portion of the plant's fixed costs, since such costs had already been recovered in previous quarters; (ii) the 142.7% growth in costs with "electricity purchased for resale" (R$ 413.3 million in 4Q21 versus R$ 170.3 million in 4Q20), due to the water crisis, with a low GSF of 67.71% in 4Q21 (compared to 69.43% in 4Q20) and PLD of R$ 134.71 (compared to R$ 352.94 in 4Q20), which led to the purchase of 1,080 GWh in 4Q21 against 239 GWh in 4Q20 to cover energy hired; and (iii) the 68.0% reduction in revenue from "Electricity sales to final customers" (R$ 50.8 million in 4Q21 compared to R$ 159.1 million in 4Q20), reflecting the reduction of 51.4% and 65, 3% in the number of contracts and in the volume of energy sold to free consumers in the concession area, respectively.

R$ million

Adjusted EBITDA	4Q21	4Q20	Δ%	2021	2020	Δ%
EBITDA	561.9	1,008.3	(44.3)	4,826.6	2,956.6	63.3
(-)/+ Profit Sharing Complement (PIS / Cofins credit)	-	32.9	-	16.4	40.4	(59.4)
(-)/+ Provision for litigation	-	-	-	-	49.1	-
(-)/+ Provision for indemnification for voluntary dismissal	39.2	11.9	229.9	39.6	11.9	233.7
(-)/+ Hydrological risk reconciliation	-	-	-	(1,560.9)	-	-
(-)/+ Impairment	(24.3)	(139.4)	(82.5)	(147.9)	(37.6)	293.4
(-)/+ Arbitration of the Caiua and Cantareira Contract	-	-	-	-	39.4	-
Adjusted EBITDA	576.8	913.6	(36.9)	3,173.8	3,059.7	3.7
(-)/+Equity	(85.5)	(107.5)	(20.5)	(356.4)	(186.5)	91.1
Adjusted EBITDA without equity	491.3	806.1	(39.1)	2,817.4	2,873.2	(1.9)

Also noteworthy was the decrease in the "equity in the earnings of subsidiaries" in the period (R$ 85.5 million in 4Q21 compared to R$ 107.5 million in 4Q20).

Manageable costs, excluding provisions and reversals, increased by 33.3%, mainly as a result of: (i) increase in third-party services, basically due to the increase in expenses with emergency maintenance in a turbine at TPP Araucária of approximately of R$ 48.6 million; (ii) an increase of R$ 39.5 million in other operating costs and expenses, due to the reversal of the R$ 23.7 million entry in the non-recoverable coal account of TPP Figueira in 4Q20 (previously recorded as a loss) and approximately R$ 16.4 million related to the valuation of Copel GeT's mineral coal stock, held by supplier Carbonífera Cambuí in December 2021.

This result was partially offset by the reduction in personnel and management costs, as a result of the lower provision for profit sharing (PLR) which amounted to R$ 23.2 million in 4Q21 against R$ 63.0 million in 4Q20, which considered the PLR add-on non-recurring items.

R$'000

Manageable Costs	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	161,967	173,721	(6.8)	444,437	443,390	0.2
Private pension and healthcare plans	18,979	15,916	19.2	71,905	61,971	16.0
Material	3,631	3,149	15.3	13,716	12,376	10.8
Third-party services	90,563	37,956	138.6	235,553	143,416	64.2
Other costs and expenses operating [1]	60,620	21,106	187.2	173,702	158,878	9.3
TOTAL	335,760	251,847	33.3	939,313	820,031	14.5

[1] Does not consider the effect of the GSF reconciliation in the amount of R$1,560.9 million

Excluding the effects of provisions provision for indemnification for voluntary dismissal (PDI), performance bonus (PPD) and profit sharing (PLR), the personnel and management line recorded a decrease of 1.2% in relation to the amounts recorded in 4Q20, explained by the movement and reduction in the number of GeT employees in the period, partially offset by the salary adjustment of 10.78% in October 2021 (compared to 3.89% in October 2020).

R$'000

Personnel and Management	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	161,967	173,721	(6.8)	444,437	443,390	0.2
(-) Profit sharing program (PLR) and PPD	(30,174)	(68,145)	(55.7)	(90,324)	(113,575)	(20.5)
(-) Provision for indemnification for voluntary dismissal	(39,191)	(11,880)	229.9	(39,649)	(11,880)	233.7
TOTAL	92,602	93,696	(1.2)	314,464	317,935	(1.1)

R$ million

Main Indicators	4Q21	4Q20	Δ%	2021	2020	Δ%
Net Operating Revenue (R$ milion)	2,099.3	1,658.3	26.6	7,551.4	5,029.1	50.2
Operating Costs and Expenses (R$ milion)	(1,807.8)	(902.2)	100.4	(3,678.4)	(2,827.2)	30.1
Operating Income (R$ milion)	241.0	780.2	(69.1)	3,791.1	2,121.9	78.7
Net Income (R$ milion)	255.6	668.1	(61.7)	2,820.1	1,619.3	74.2
EBITDA (R$ milion)	561.9	1,008.3	(44.3)	4,826.6	2,956.6	63.3
Operating Margin	11.5%	47.0%	(75.6)	50.2%	42.2%	19.0
Net Margin	12.2%	40.3%	(69.8)	37.3%	32.2%	16.0
EBITDA Margin	26.8%	60.8%	(56.0)	63.9%	58.8%	8.7
Investment Program (R$ milion)	206.0	114.2	80.4	494.8	455.6	8.6

In 2021, Copel GeT recorded net income of R$ 2,820.1 million and EBITDA of R$ 4,826.6 million, an increase, respectively, of 74.2% and 63.3% compared to 2020. This result reflects, mainly, the effect of the hydrological risk reconciliation (GSF), through the extension of the concession of its hydroelectric plants participating in the energy reallocation mechanism ("MRE"), with a positive impact of R$ 1,560.9 million; and the highest dispatch volume at TPP Araucária, with the sale of 2,195 GWh in 2021 compared to 1,224 GWh in 2020.



3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business. It is currently the 10th largest hydraulic generator in terms of installed capacity in the country, with a 2.4% share of the national installed capacity. Our transmission business totals an Annual Allowed Revenue (RAP) of R$ 1,220.1 million, including partneships, representing 3.7% of the Brazilian market.

In the Generation business, Copel GET operates a diversified complex of hydroelectric, wind and thermal plants, totaling 6,615.2 MW of installed power and 3,037.0 MW of physical guarantee (including SPE's, participations and TPP Araucária). In the Transmission segment, Copel has a total grid of 9,616 km of transmission line and 53 basic grid substations, considering the partnerships.

For more information on generation and transmission operational data, see Exhibit IV.


GO
MA
RN
BA
MG
SP
SC
RS
MT
PR
Transmission line
Substation
Hydroelectric plant
Wind farm

3.1.1 Generation

Copel's generating complex is made up of 94% of renewable sources such as hydro and wind. In addition, a wind farm and a hydroelectric plant are under construction.

.

Installed Capacity by Source


Thermal
6%
Wind
13%
6,615.2 MW
Hydro
81%

3.1.2 Hydro and Wind Generation

The volume of energy sold by Copel Geração e Transmissão (including energy from HPP Foz do Areia (FDA) and SHP Bela Vista, but excluding TPP Araucária) reached 4,359 GWh in 4Q21, an increase of 5.3% compared to the same period of the previous year. In 2021, the volume of energy sold was 17,328 GWh, an increase of 9.0%.

Total energy sold by wind farms in 4Q21 was 669 GWh, an increase of 16.8% and, in the year, total energy sold was 2,354 GWh, an increase of 3.3%. Consisting of 30 wind farms in operation, wind generation currently represents 13% of Copel Geração e Transmissão's installed capacity. These figures include the five wind farms of the Vilas Wind Complex, incorporated in December 2021.

Generation Consolidated Sales (GWh)


4,711
5,028
18,175
19,682
573
669
2,278
2,354
4,138
4,359
15,897
17,328
4Q20
4Q21
2020
2021
Copel GeT
Wind Farm Complex

3.1.3 Thermal Generation

TPP Araucária

In 2021, TPP Araucária generated 2,195 GWh, an increase of 79.0% compared to 2020. As a result of a critical hydrological scenario throughout the year, which allowed for greater dispatch from the plant that operates under the "merchant" modality (no energy contracts). However, in 4Q21 there was a reduction in dispatch, with the improvement of hydrological conditions. The plant generated 360 GWh in the period from October to December 2021, a reduction of 55% compared to the same period of the previous year.


TTP Araucária Generation (GWh)
352
687
507
75
641
797
360
1Q
2Q
3Q
4Q
2020
2021

In December 2021, an amendment was signed to the gas supply agreement with Petróleo Brasileiro S.A ("Petrobras"), as Notice to the Market 46/21. Thus, the thermoelectric remains available to the National Interconnected System ("SIN") and can be dispatched at the discretion of the National System Operator ("ONS").

GSF - Generation Scaling Factor


GSF - Generation Scaling Factor
86.4%
105.2%
123.7%
118.9%
111.2%
67.3%
87.1%
111.5%
104.0%
95.6%
70.1%
76.5%
68.9%
53.8%
62.8%
48.3%
66.2%
51.5%
63.9%
52.5%
63.9%
63.0%
86.8%
80.5%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020
2021

Average Monthly PLD - R$/MWh


327.4
242.7
166.0
154.4
109.0
81.9
132.6
39.7
218.7
72.0
337.0
114.8
583.9
89.0
583.9
85.2
577.4
100.8
288.6
249.4
502.7
88.1
267.5
66.7
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020
2021

Source: CCEE

3.2 Transmission

Copel has more than 9.6 thousand km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive power transmission grid of its own, Copel provides services to projects of other concessionaires with the quality of someone who has more than 60 years of experience in the sector.

The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.2.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of Copel GeT's annual revenue allowed (RAP) from transmission, also considering the partnerships. Below we describe the receipt flow of the portion of Revenue referring to the Basic Grid of Existing System - RBSE for the next cycles. It is important to note that all RAP values may be changed in the future, subject to determination by the regulatory body. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Regulation Procedures – Proret.


55.73
136.55
153.38
81.48
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
172.77
136.55
142.26
Cycle 2021-2022
Cycle 2022-2023
Cycle 2023-2024
Cycle 2024-2025
Cycle 2025-2026
Cycle 2026-2027
Cycle 2027-2028
RBSE - Operation and maintenance
RBSE - Economic Component PRT 120/2016
RBSE - Financial Component PRT 120/2016

Note:

Economic component: future values based on the 2021-2022 cycle (last ANEEL Resolution REH published)

Financial component: values published in REH 2847/21

RBNI: additions to values from the 2022-2023 cycle are based on the expected start-up dates of the new facilities, as informed in REH 2959/21 and authorizations

Future values are based on the 2021-2022 cycle (REH 2959/21, with price reference Jun/21)

RAP values up to the 2021/2022 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication)

4. Copel Distribuição

4.1 Financial Performance

In 4Q21, Copel Distribuição recorded an EBITDA of R$ 400.8 million, an 85.4% increase compared to the R$ 216.2 million recorded in 4Q20. Except for the extraordinary effects listed in the table below, adjusted EBITDA in 4Q21 was R$ 400.4 million, 8.2% higher than in 4Q20, mainly due to the 0.5% growth in the Copel Distribuição's grid market, valued by the result of the 5th periodic tariff review, applied as of June 24, 2021 and with the average effect of an 8.73% increase in the tariffs for use of the distribution system (TUSD) and stability of manageable costs (PMSO).

R$ million

Adjusted EBITDA	4Q21	4Q20	Δ%	2021	2020	Δ%
EBITDA	400.8	216.2	85.4	1,573.6	2,063.3	(23.7)
(-)/+ Effect of legal action recognition (tax)	-	-	-	-	(810.6)	-
(-)/+ Profit sharing Complement	-	100.6	-	49.3	123.3	-
(-)/+ Disposal of the headquarters building	-	-	-	(27.9)	-	-
(-)/+ Voluntary overcontracting	(71.8)	-	-	(71.8)	-	-
(-)/+ Provision for indemnification for voluntary dismissal	71.5	53.4	18.0	63.0	53.4	18.0
Adjusted EBITDA	400.4	370.2	8.2	1,586.3	1,429.5	11.0

In the fourth quarter of 2021, exceptionally, Copel Dis did not participate in the mechanisms for offsetting surpluses and deficits-MCSD and, therefore, was voluntarily overcontracted in the period, generating the aforementioned revenue of R$ 71.8 million, referring to the sale of energy on the CCEE Spot Market.

Manageable costs, excluding provisions and reversals, decreased by 15.6% compared to 4Q20, mainly due to the 22.7% reduction in personnel and management costs, which reflects the effects of the lower amounts recorded in the quarter for participation in profit sharing (PLR) and performance bonus (PPD), which, in 2020, were concentrated in the fourth quarter. This result was partially offset by the 7.3% increase in expenses with third-party services, mainly aimed at the maintenance of the electrical system.

R$'000

Manageable Costs	4Q21	4Q20	Δ%	2,021	2,020	Δ%
Personnel and management	341,007	441,266	(22.7)	905,338	994,037	(8.9)
Private pension and healthcare plans	39,438	36,285	8.7	155,774	146,422	6.4
Materials	13,259	14,566	(9.0)	51,722	58,196	(11.1)
Third party services	113,059	105,359	7.3	450,752	405,854	11.1
Other operating costs and expenses [1]	24,251	31,838	(23.8)	85,466	134,851	(36.6)
TOTAL	531,014	629,314	(15.6)	1,649,052	1,739,359	(5.2)

[1] Excluding the amount of R$810.5 million in 2020 recorded in "Other operating costs and expenses", referring to the action that recognized the right to exclude the full amount of ICMS from the PIS and COFINS calculation basis.

Excluding the effects of provisions for profit sharing (PLR), performance bonus (PPD) and indemnity for voluntary dismissals (PDI), the personnel and management account recorded an increase of 1.6% in the quarter and a decrease of 2.3% in the year, despite the salary adjustment of 10.78% applied by the collective agreement in October 2021.

R$'000

Personnel and Management	4Q21	4Q20	Δ%	2,021	2,020	Δ%
Personnel and management	341,007	441,266	(22.7)	905,338	994,037	(8.9)
(-) Profit sharing (PLR) and PPD	(79,959)	(201,317)	(60.3)	(241,043)	(324,974)	(25.8)
(-) Provision for indemnification for voluntary dismissal	(71,492)	(53,423)	33.8	(63,013)	(53,423)	18.0
TOTAL	189,557	186,526	1.6	601,282	615,639	(2.3)

Considering the accumulated inflation of 10.06% in 2021, the personnel and management line registered a reduction in real terms of 7.7% in relation to the amounts recorded in 4Q20, as a result, in particular, of the reduction of 211 employees between the periods, for through the voluntary dismissal program carried out in 2021.

The following table presents the main indicators of Copel Distribuição:

R$ million

Main Indicators	4Q21	4Q20	Δ%	2021	2020	Δ%
Net Operating Revenue (R$ million)	4,049.6	3,680.4	10.0	14,836.4	11,552.9	28.4
Operating Costs and Expenses (R$ million)	(3,751.4)	(3,563.5)	5.3	(13,669.4)	(9,864.4)	38.6
Operating Income (R$ million)	279.1	187.8	48.6	1,233.5	2,732.5	(54.9)
Net Income (R$ million)	214.1	173.2	23.6	857.9	1,854.2	(53.7)
EBITDA (R$ million)	400.8	216.2	85.4	1,573.6	2,063.3	(23.7)
Operating Margin	6.9%	5.1%	35.1	8.3%	23.7%	(64.8)
Net Margin	5.3%	4.7%	12.3	5.8%	16.0%	(64.0)
EBITDA Margin	9.9%	5.9%	68.5	10.6%	17.9%	(40.6)
Investment Program (R$ million)	501.3	396.2	26.5	1,623.0	1,279.6	26.8

Net income in 4Q21 was R$ 214.1 million, an increase of 23.6% compared to R$ 173.2 million in 4Q20. Year-to-date, there was a 53.7% drop in net income, due to the exceptional basis of comparison for 2020, given the registration of R$ 810.6 million referring to the final and unappealable action that recognized the company's right to exclude the ICMS from the PIS and COFINS calculation basis.

Also noteworthy:

(i) the 44.4% increase in 4Q21 and 235.5% year-to-date increase in the income from Sectorial assets and liabilities result, due to significant increases in CVA components related to energy purchases, system services charges and the transport of energy through the basic grid;

(ii) the 38.2% reduction in Electricity sales to distributors in 4Q21, due to the sale of R$344.0 million in the Surplus Sale Mechanism (MVE) in 4Q20, despite the positive balance of R$ 180.0 million with the settlement of energy in the spot market of the Electric Energy Commercialization Chamber – CCEE in 4Q21, given Copel Distribuição's mostly surplus position;

(iii) the 21.1% increase in Other operating revenues in 4Q21, mainly due to the growth in revenue from leases and rental of equipment and structures, resulting from the increase in customers, the adjustment of contracts by the IGP-M and the revenue from the contract for the reciprocal assignment of the right to use erased optical fibers (SWAP);

(i) the recording of R$ 84.4 million in provisions in 4Q21, compared to the recording of R$ 4.5 million in reversals in 4Q20, mainly due to the recording of R$ 50.3 million in allowance for Estimated Losses for Doubtful Accounts – PECLD, reflecting the increase in the recognition of losses, given the increase in the price of electricity due to the water crisis; and the recording of R$34.1 million in provisions for litigation, given the increase in provisions for civil (due to an increase in tobacco growers), labor and tax lawsuits.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$ 1,586.3 million in 2021, an amount 21.1% above the regulatory EBITDA of R$ 1,309.4 million for the same period, equivalent to an efficiency of R$ 276.9 million, already contemplating the result of the 5th Periodic Tariff Review Cycle, with an increase of approximately 70% in the RAB as of June 24, 2021.


Adjusted EBITDA Efficiency of the last 12 months
R$ mm
1,586.3
Efficiency
21.1 %
1,357.0
16.3%
1,309.4
1,192.4
8.1%
Efficiency % > 0
Real EBITDA > Regulatory Ebitda
1,167.3
1,103.4
2019
2020
2021
Adjusted EBITDA (Real)
Regulatory EBITDA (Tariff)

NOTE: In the chart above, for purposes of comparison with 2019, the adjustment related to the PLR Complement without Dividend in 2020 was not considered.

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free consumers existing in its concession area, grew by 0.5% in energy consumption in 4Q21 and year-to-date growth of 5.6%.

Compared to the period prior to Covid-19, the grid market increased 4.4% in 2021 compared to 2019. In 4Q21, the increase was 3.8% compared to 4Q19, which represents a recovery above pre -pandemics. As a highlight, there was a significant increase in the free market both in the quarter and in the year, respectively, of 16.9% and 17.7%, as shown in the following table.

	Energy Sold (GWh)					
	4Q21	4Q19	Δ%	2021	2019	Δ%
Captive Market	4,892	5,036	(2.9)	19,312	19,784	(2.4)
Concessionaries and Licensees [1]	233	219	6.3	932	848	10.0
Free Customers [2]	2,931	2,508	16.9	11,531	9,796	17.7
Grid Market	8,056	7,763	3.8	31,775	30,428	4.4

[1] Total grid supply in the captive market (concessionaires and licensees) and free market.

[2] All free customers served by Copel GeT, Copel Mercado Livre and other suppliers at the Copel Distribuição concession area.

Adjusted by removing consumers connected at 230 kV from Basic Grid.

4.2.2 Captive Market

Energy sales to the captive market by Copel Distribuição totaled 4,892 GWh in 4Q21, a reduction of 2.2% compared to 4Q20.



Captive Market
Other
Rural
Residential
42%
Commercial
Industrial



Total Market
Other
Rural
Residential
Commercial
Industrial

For more information about Grid Market and Captive Market, consult Notice to the Market – 03/22.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For the DEC, the result calculated for 2021 was 7.22 hours compared to the regulatory target of 9.29 hours. In the FEC indicator, the result for 2021 was 4.83 interruptions below the regulatory target of 6.84 interruptions. It is noteworthy that in both quality indicators the result for the year is lower than the last regulatory inspection target in 2026.



DEC
(Measured in hour and centesimal of hour)
9.29
7.22
9.19
8.69
8.35
8.14
7.68
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target



FEC
(Measured in number of interruptions and fraction)
6.84
4.83
6.80
6.39
5.93
5.80
5.36
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

$$\frac{Net\ Debt}{EBITDA - RC} \leq \frac{1}{(1.1 * Selic)}$$

4.2.4 Investment and Operational Data

Tranformation Program (Programa Transformação)

The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

- Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. As of December 31, 130,000 rural customers had already benefited over 6,515 km of grid.
- Smart Grid: implement a private communication grid with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of 2021, there were already 185,000 smart meters installed.
- Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact Grid

Copel Distribuição has been implementing compact grid in urban areas with a high degree of afforestation in the vicinity of distribution grid. This technology avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of shutdowns. At the end of December 2021, the length of installed compact grid was 16,673km compared to 14,218km in December 2020, an increase of 2,455km, or 17.26%, in twelve months.

Isolated Secondary Grid

Copel Distribuição also invests in isolated secondary grid at low voltage (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit – FEC; make it difficult to steal energy; improve environmental conditions; reduce pruning areas; increase security; reduce the voltage drop along the grid; increase the useful life of transformers by reducing the number of short circuits in the grid, among others. At the end of December 2021, the length of isolated secondary distribution grid installed was 20,885km, compared to 20,035km in December 2020, an increase of 850km, or 4.24%, in twelve months.

Losses

Energy losses refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. In 2021, Technical Losses closed the year with 2,011 GWh, an increase of 1.8% compared to 2020 of 1,975 GWh.

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. In 2021, the amount was 649 GWh compared to 578 GWh in 2020, an increase of 12.3%. It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil.

In 2021, Total Losses increased by 4.2% from 2,553 GWh in 2020 to 2,660 GWh in 2021. In terms of classification, Total Losses for the year are made up of 75.6% Technical Losses and 24.4% Non-Profit Losses. techniques. Considering that the rates of 7.73% are below the percentage limits established by

ANEEL of 7.73%, there was no disallowance of the amounts of losses contained in the CVA. The graph below shows the amount of Losses in GWh and the Total Losses/Grid Load and Regulatory Level ratio.



2,505
550
1,956
8.09%
7.80%
2,734
800
1,933
8.07%
8.28%
2,294
325
1,970
8.14%
7.28%
2,553
578
1,975
8.18%
7.80%
2,660
649
2,011
7.76%
7.73%
2017
2018
2019
2020
2021
Technical Losses GWh
Non-technical Losses GWh
Total Losses/Power Grid - %
Regulatory Level - %



5. Copel Mercado Livre

5.1 Financial Performance

In 4Q21, Copel Mercado Livre presented adjusted EBITDA of R$ 28.2 million, an amount 119% higher than the R$ 12.9 million recorded in 4Q20, mainly reflecting increase of 70.0% in the volume of energy sold to free consumers and of 95.1% in bilateral contracts. Year-to-date, adjusted EBITDA in 2021 was R$ 98.3 million compared to R$ 24 million in 2020, with a variation of 309.7%, mainly due to the increase in revenue from Electricity sales to final customers and Electricity sales to distributors.

In relation to EBITDA with non-recurring events, in 4Q21 there was a reduction of 213.4%, from R$10.7 million in 4Q20 to negative R$12.1 million. This result is due to the marking to market of energy purchase and sale agreements, which had a negative effect of R$ 37.1 million in 4Q21 compared to a negative effect of R$ 0.8 million in the same period of the previous year. This variation is due to the calculation of the fair value that was impacted by the increase in the NTN-B discount rate in an environment of rising basic interest rates in the economy (SELIC rate). In the accumulated, EBITDA ended 2021 with R$ 58.2 million, 63.3% lower than the R$ 158.6 million in 2020, mainly due to the fair value in the purchase and sale of energy with an inverse effect of reduction of the discount rate in the previous year, given the lowest basic interest rate environment in the economy in that period.

R$ million

Adjusted EBITDA	4Q21	4Q20	Δ%	2021	2020	Δ%
EBITDA	(12.1)	10.7	(213.4)	58.2	158.6	(63.3)
(-)/+ Profit Sharing Complement	-	0.8	-	0.5	1.0	(55.5)
(-)/+ MTM Copel COM	37.1	0.8	-	35.8	(137.5)	-
(-)/+ Provision for indemnification for voluntary dismissal	2.8	-	-	2.8	-	-
Adjusted EBITDA	27.9	13.1	112.8	97.8	23.1	322.4

R$ million

Main Indicators	4Q21	4Q20	Δ%	2021	2020	Δ%
Net Operating Revenue (R$ million)	1,251.4	661.5	89.2	4,536.4	2,420.7	87.4
Operating Costs and Expenses (R$ million)	(1,263.6)	(650.9)	94.1	(4,478.4)	(2,262.1)	98.0
Operating Income (R$ million)	(8.4)	15.3	-	71.9	169.9	(57.7)
Net Income (R$ million)	0.8	10.1	(92.2)	53.7	111.9	(52.0)
EBITDA (R$ million)	(12.1)	10.7	-	58.2	158.6	(63.3)
Operating Margin	-	2.3%	-	1.6%	7.0%	(77.4)
Net Margin	0.1%	1.5%	(95.9)	1.2%	4.6%	(74.4)
EBITDA Margin	-	1.6%	-	1.3%	6.6%	(80.4)
Investment Program (R$ million)	0.7	-	-	2.0	1.0	98.9

Manageable costs increased by 52.3% in 4Q21 compared to 4Q20, mainly as a result of: (i) the 37.3% increase in personnel and management costs related to the provision for indemnification for voluntary dismissal - PDI and readjustment salary of the base date October in the amount of 10.78%; and (ii) increase in other operating costs and expenses as a result of the addition of Estimated Losses for Doubtful Accounts – PECLD, with a variation in the provision of R$ 0.55 million in the comparison between periods. In the accumulated, the amount of manageable costs increased from R$ 22.6 million in 2020 to R$ 27.6 million in 2021, a variation of 22.3%, mainly influenced by the provisions of the Voluntary Dismissal Program - PDI, in addition to the factors already mentioned.

R$'000

Manageable Costs	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	7,641	5,566	37.3	18,568	15,007	23.7
Private pension and healthcare plans	398	414	(4.0)	1,547	1,493	3.6
Material	3	22	(88.4)	17	28	(39.2)
Third-party services	655	52	-	2,925	1,493	95.8
Other costs and expenses operating	1,880	889	111.6	4,562	4,569	(0.2)
TOTAL	10,577	6,943	52.3	27,618	22,590	22.3

Excluding the effects of profit sharing (PLR) and the provision for indemnification for voluntary dismissal (PDI), the personnel and management account recorded an increase of 0.9% in relation to the amounts recorded in 4Q20. In the accumulated, personnel costs increased 9.1% due to the 4.8% increase in the workforce, in addition to the aforementioned factors of PDI and salary readjustment of the base date.

Pessoal and Management	4Q21	4Q20	Δ%	2021	2020	Δ%
Personnel and management	7,641	5,566	37.3	18,568	15,007	23.7
(-) Profit sharing (PLR) and PPD	(1,089)	(1,925)	(43.4)	(3,374)	(3,577)	(5.7)
(-) Provision for indemnification for voluntary dismissal	(2,843)	(289)	-	(2,843)	(289)	-
TOTAL	3,709	3,351	10.7	12,351	11,141	10.9

R$'000

5.2 Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of energy volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling energy and providing services in the ACL. In December 2021, the number of Copel Mercado Livre customers was 1,637, an increase of 62.2% over the previous year. The amount of energy sold reached 23,192 GWh, an increase of 86.3% compared to 2020. The chart below shows the evolution of Copel Mercado Livre in terms of amount of GWh sold and number of end consumers. For more information, consult Notice to the Market – 03/22.


GWh sold
2,671
6,525
8,489
Δ86,3%
23,192
2017
2018
2019
2020
2021


Costumers/Contracts
192
422
519
1,009
Δ62,2%
1,637
2017
2018
2019
2020
2021


70

6. ESG Performance

6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN's Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program "SDG Ambition". Copel joined the "Pact on Water and Energy Resilience" Commitment and received the Federal Government's Pro Gender and Race Equality Seal.

6.2 Highlights 2021

Environmental

- The Company created the Copel Neutrality Plan 2030: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
- Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
- ISE B3: Copel was ranked 11th in the Ranking of companies listed on B3's Corporate Sustainability Index (ISE B3), ranking 4th among companies in the electricity sector (Copel has been part of the index since 2005).
- It is part of the portfolio of B3's Carbon Efficient Index (ICO2 B3) – 2021
- Joined the Pact on Water and Energy Resilience.

Social

- Listed on IGPTW B3 - average performance indicator of the quotations of companies certified by the Great Place to Work (GPTW).
- Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

- Approval of Copel's New Bylaws and creation of the following Committees: Statutory Sustainable Development Committee - CDS, Investment and Innovation Committee, Minority Shareholders' Committee, Nomination and Evaluation Committee, and Statutory Audit Committee.
- Definition of Variable Compensation with ESG goals - 2022 - 10% of PPD
- Awarded the Pro-Ethics Seal 2020-2021 granted by the Federal Controller General (CGU) and ETHOS Institute – 2021
- Advanced to the second level of B3 Corporate Governance.

Priority SDG of the Brazilian Electricity Sector


7
8
9
11
13

6.3 Indicators

The indicators referring to FY 2021 may change due to the assurance of the independent external audit.

Environmental Indicator	Achieved		
	2020	2021	Δ%
GHG Emission scope 1 (tCO2)[1]	33,534	In process	-
GHG Emission scope 2 (tCO2)[2]	174,383	In process	-
Renewable sources (% Installed capacity)	93.5	93.8	0.2
Renewable sources (% Energy generated)	93.2	91.2	(2.1)
Waste generated (tons)	51,301	In process	-

[1]Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, soil change, and fugitive emissions)
[2]Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (consumption and energy loss)

Social Indicator	Achieved		
	2020	2021	Δ%
Women at Copel (% Copel employees)	22.7	22.2	(2.2)
Women at Copel (% Contractors)	-	10.5	-
Frequency of occupational accidents - TF (% Company employees)	1.1	1.2	5.4
Frequency of occupational accidents - TF (% Contractors)	5.8	5.9	0.7
Frequency of occupational accidents - TG (% Company employees)	66.0	50.0	(24.2)
Frequency of occupational accidents - TG (% Contractors)	1,953.0	926.0	(52.6)

TF: Frequency rate of occupational accidents with leave of absence. This rate (occurrences per one million hours/men) represents exposure to risk, number of contractors involved in accidents with leave of absence or fatalities in the period considered.
TG: Accident severity rate (occurrences per one million hours/men exposed to risk) represents the sum of work days lost by all injured employees, victims of temporary total disability, and days charged for death or permanent disability in the period
ABNT – NBR 14280: 2001

Governance Indicator	Achieved		
	2020	2021	Δ%
Women in leadership positions (%)	22.8	22.7	(0.4)
Women in the Board of Directors (%)	22.2	11.1	(50.0)
Independent Board Members (%)	78.0	78.0	-
Reports solved through the Whistleblowing Channel (%)[1]	99.7	98.5	(1.2)

[1]0.3% of the reports made in 2020 are under analysis, and 1.5% of the reports made in 2021 are under analysis.

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
ISE B3	11th position 4th among the companies of the Electricity Sector in ISE B3	2022
S&P Global	CSA Score 68	2021
CDP	Classification B	2021
ICO2 B3		2021
CDP ICDPR70		2021
SUSTAINALYTICS	Medium Risk	2022
MSCI	BBB	2021
ISS	Classification C	2022

7. Other highlights

Copel Dis approves the adhesion to the Water Scarcity Account

Copel Distribuição ("Copel DIS") decided to file the Term of Acceptance to the Provisions of Decree 10,939/2022 regarding the adhesion to the Water Scarcity Account in the amount proposed in ANEEL Technical Note 08/2022 of R$ 145,843,744.31 and the cost related to the Simplified Competitive Procedure - PCS/2021. This adhesion to the resources made available by the Water Scarcity Account, created by Decree 10,939/2022 and regulated by ANEEL's REN 1,008/2022, aims to mitigate the reduction in operating cash flow as a result of the payments of the Bonus of the Incentive Program for Voluntary Reduction of Consumption of Electricity, energy imports referring to the competences of July and August 2021 and the costs related to the fixed revenue referring to the competences from May to December 2022 of the Simplified Competitive Procedure - PCS of 2021 with monthly transfers as determined and settled by the CCEE The values are subject to approval by the regulatory body.

Copel migrates to B3's Level 2 of Corporate Governance

Copel's shares and UNITs began to be traded on Level 2 as of December 1, 2021. It is noteworthy that the listing on Level 2 solidifies a cycle of robust advances in corporate governance implemented by Copel in recent years, highlighting : Statutory guarantee of full application of tariff adjustments approved by the National Electric Energy Agency – ANEEL; New Dividend Policy; Investment Policy; Increase from 2 to 3 the number of members elected by non-controlling shareholders on the Board of Directors; 3 new statutory committees; Inclusion of an independent external member in the Statutory Audit Committee; CAD composed of 9 members, of which, currently, 7 members are independent.

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year , before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD for the year 2021:

	Consolidated 12.31.2021
CASH FLOW FROM OPERATIONAL ACTIVITIES	
FROM CONTINUITY OPERATIONS	4,608,304
FROM DISCONTINUED OPERATIONS	35,620
CASH GENERATED BY OPERATIONAL ACTIVITIES	**4,643,924**
CASH FLOW FROM INVESTMENT ACTIVITIES	-
FROM CONTINUITY OPERATIONS	(2,412,444)
FROM DISCONTINUED OPERATIONS	2,444,352
NET CASH USED BY INVESTMENT ACTIVITIES	**31,908**
AVAILABLE CASH FLOW "ACF"	**4,675,832**

Thus, the values calculated for earnings for the year 2021 are:

a) R$ 1,436.7 million in interim earnings, declared by the CAD on 9/17/2021, for a position entitled on 9/30/2021;
b) R$ 283.2 million in interim earnings, declared by the CAD on 12.08.2021, for position entitled on 12.30.2021;
c) R$ 1,368.7 million in additional proposed dividends to be approved at the AGM on 04.29.2022.

Conclusion of the acquisition of the Vilas Wind Complex

On November 30, 2021, the Company concluded the acquisition of Vilas Wind Complex, in line with Material Fact 10/21, of May 17, 2021. The deal, at updated value (Enterprise Value), was in the amount of R$ 1,086.9 million, and the project has long-term financing, with maturities up to 2040, contracted with Banco do Nordeste (BNB). More information about the transaction can be found in Material Fact 19/21.

Copel is among the 100 companies with the best reputation in Brazil

Copel was among the 100 companies with the best reputation in the general ranking of the last edition of the Corporate Reputation Business Monitor – MERCO, evaluated in the second half of 2021, rising from sixth to fourth place in the electricity sector. The ranking has evaluated the reputation of companies since 2000 and is a reference in Latin America and Spain, in which different segments of society (general population, ONGs, financial analysts, university professors, etc.). The study and formation of the ranking follows the ISO 20252 Standard and the ICC/ESOMAR code of conduct, in addition to being the only reputation monitor that has external verification in the world, carried out by KPMG. This result is yet another recognition of the Corporate Governance and Sustainability practices adopted by the Company in the segments in which it operates.

Copel GeT receives the silver seal for best management practices by the FNQ

Copel Geração e Transmissão was recognized with a silver level certificate in the Melhores em Gestão® award. The announcement was made on March 17, during an online ceremony promoted by the National Quality Foundation (FNQ) to recognize Brazilian companies with the best performance in the application of the Management Excellence Model® (MEG), in the 2021 cycle. corporate functions, processes and results obtained by Copel GeT's business areas were evaluated by the FNQ examining board in October last year. In November, the company received the Management Maturity Diagnosis, assigning a score 31% higher than the one obtained in the previous assessment. The jump from 548 points (in 2020) to 721 points (in 2021) raised the company to the Consolidated maturity stage, according to the FNQ methodology.

Copel receives the Pro-Ethics Company seal 2020-2021

For the second consecutive cycle, Copel received the Empresas Pró-Ética 2020-2021 seal ("Program"), a fact that demonstrates the company's commitment to preventing and fighting corruption. Established through a partnership between the Comptroller General of the Union (CGU) and the Ethos Institute for Business and Social Responsibility, since 2010 Pró-Ética encourages Brazilian companies and multinationals operating in Brazil to implement measures that can make the corporate environment integrity, ethics and transparency, especially in relationships involving the Public Administration.

Copel integrates IGPTW B3 portfolio

On January 4, 2022, the Company's PNB shares (CPLE6) were included in the theoretical portfolio of the GPTW B3 Index (IGPTW B3). The IGPTW B3 aims to be the average performance indicator of the quotes of companies certified by GPTW listed on the B3 and complements the family of indices focused on ESG (environmental, social and governance), reinforcing the role of companies and of its leaders to promote best practices in the labor market. More information in the Notice to the Market 50/21.

Copel in the ICO2 B3 portfolio

The Company's PNB shares (CPLE6) remain in the theoretical portfolio of the ICO2 B3 Index (ICO2 B3). The index is intended to be an instrument to encourage discussions on climate change in Brazil and demonstrates the companies' commitment to the transparency of their emissions and anticipates the vision of how they are preparing for a low carbon economy. The portfolio currently comprises 67 shares from 64 companies. The Company's continuity in the portfolio demonstrates the recognition of the measures that have been carried out in recent years with the objective of reducing the environmental impact of its operating activities and demonstrates that Copel continues to prepare for an increasingly sustainable economy. More information in Notice to the Market 01/22.

Copel remains in the ISE B3 portfolio in 2022

Copel will continue to be part of the Corporate Sustainability Index (ISE) portfolio in 2022, reflecting the Company's constant commitment to sustainable development, based on economic efficiency, environmental balance, social justice and corporate governance. The 17th portfolio of the Corporate Sustainability Index, which became effective as of January 2022, is composed of shares of 34 companies, with Copel ranking 12th.

COPEL
Pura Energia

Featured in sustainability ranking

On January 28, 2022, B3 published for the first time the ranking of the companies that make up the portfolio of its Corporate Sustainability Index, the ISE. Copel appears in 11th place, valued above all for the score achieved in terms of performance in corporate governance and senior management, and for its business and innovation model. The indicator is based on the self-declaration of the 73 participating companies, whose area of operation is diversified and includes segments such as clothing retail, cosmetics manufacturing, pulp and paper and the financial market, among others. In total, six dimensions were evaluated in this ranking: corporate governance and senior management; business model and innovation; share capital; human capital; environment; and climate change, based on the results of the Carbon Disclosure Project – CDP. Copel has participated in ISE selection processes since its launch in Latin America in 2005.

UEGA extends the term of the Gas supply contract

UEG Araucária SA ("UEGA"), an indirect subsidiary of the Company, and Petróleo Brasileiro SA ("Petrobras") signed an amendment to the Agreement for the purchase and sale of natural gas for interruptible thermoelectric generation, which extended the term of term that was from December 31, 2021 to December 31, 2022. The contract provides for the supply of 2,150,000 cubic meters of fuel per day, with no obligation to withdraw. With this, the UEGA will remain available to the National Interconnected System ("SIN") and may be dispatched at the discretion of the National System Operator ("ONS").



Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company's financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations
ri@copel.com
Phone: +55 (41) 3331-4011

List of Exhibit

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT

Income Statement	4Q21	4Q20	Δ%	2021	2020	Δ%
OPERATING REVENUES	**6,593,692**	**5,655,158**	**16.6**	**23,984,287**	**18,633,249**	**28.7**
Electricity sales to final customers	1,902,861	1,768,797	7.6	7,237,677	6,652,824	8.8
Electricity sales to distributors	1,733,764	1,435,982	20.7	6,051,854	3,779,830	60.1
Use of the main distribution and transmission grid	1,430,490	1,315,757	8.7	5,295,074	4,372,596	21.1
Construction revenue	568,442	493,403	15.2	1,951,559	1,414,067	38.0
Fair value of assets from the indemnity for the concession	45,054	44,364	1.6	142,642	57,341	148.8
Revenues from telecommunications	-	-	-	-	-	-
Distribution of piped gas	208,314	123,384	68.8	712,267	502,655	41.7
Result of Sectorial financial assets and liabilities	596,444	412,907	44.4	2,270,859	676,939	235.5
Other operating revenues	108,323	60,564	78.9	322,355	1,176,997	(72.6)
OPERATING COSTS AND EXPENSES	**(6,046,862)**	**(4,724,583)**	**28.0**	**(18,904,563)**	**(14,573,530)**	**29.7**
Electricity purchased for resale	(2,361,847)	(2,321,169)	1.8	(9,503,743)	(6,829,530)	39.2
Charge of the main distribution and transmission grid	(878,834)	(531,060)	65.5	(2,501,641)	(1,525,567)	64.0
Personnel and management	(568,930)	(674,337)	(15.6)	(1,550,857)	(1,601,895)	(3.2)
Pension and healthcare plans	(64,127)	(57,732)	11.1	(248,773)	(228,634)	8.8
Materials and supplies	(19,780)	(18,608)	6.3	(69,822)	(72,680)	(3.9)
Materials and supplies for power eletricity	(698,498)	(261,087)	167.5	(1,854,948)	(404,496)	358.6
Natural gas and supplies for the gas business	(145,996)	(91,091)	60.3	(506,065)	(354,701)	42.7
Third-party services	(210,690)	(144,371)	45.9	(706,599)	(558,041)	26.6
Depreciation and amortization	(308,742)	(268,017)	15.2	(1,082,539)	(1,009,913)	7.2
Provisions and reversals	(142,101)	178,248	-	(240,787)	(237,294)	1.5
Construction cost	(548,671)	(476,289)	15.2	(1,899,844)	(1,417,504)	34.0
Other cost and expenses	(98,646)	(59,070)	67.0	1,261,055	(333,275)	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**87,348**	**110,148**	**(20.7)**	**366,314**	**193,547**	**89.3**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**634,178**	**1,040,723**	**(39.1)**	**5,446,038**	**4,253,266**	**28.0**
FINANCIAL RESULTS	**(207,177)**	**(1,693)**	-	**(327,361)**	**866,271**	-
Financial income	213,479	256,148	(16.7)	932,049	1,839,668	(49.3)
Financial expenses	(420,656)	(257,841)	63.1	(1,259,410)	(973,397)	29.4
OPERATIONAL EXPENSES/ INCOME	**427,001**	**1,039,030**	**(58.9)**	**5,118,677**	**5,119,537**	**(0.0)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(30,830)**	**49,241**	-	**(1,259,632)**	**(1,285,365)**	**(2.0)**
Income tax and social contribution on profit	(18,753)	(35,299)	(46.9)	(469,226)	(1,260,469)	(62.8)
Deferred income tax and social contribution on profit	(12,077)	84,540	-	(790,406)	(24,896)	-
NET PROFIT continued operations	**396,171**	**1,088,271**	**(63.6)**	**3,859,045**	**3,834,172**	**0.6**
NET PROFIT discontinued operations	-	**35,176**	-	**1,189,557**	**75,578**	-
NET PROFIT	**396,171**	**1,123,447**	**(64.7)**	**5,048,602**	**3,909,750**	**29.1**
Attributed to shareholders of the parent company - continuous operations	387,638	1,064,701	(63.6)	3,767,197	3,823,981	(1.5)
Attributed to the controlling company's shareholders - discontinued operations	-	33,745	-	1,185,376	80,221	1,377.6
Attributed to non-controlling shareholders	8,534	25,001	(65.9)	96,029	5,548	1,630.9
EBITDA	942,920	1,308,740	(28.0)	6,528,577	5,263,179	24.0

COPEL Relações com Investidores

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET

R$'000

Assets	Dec-21	Dec-20	Δ%
CURRENT	**11,189,872**	**11,407,431**	**(1.9)**
Cash and cash equivalents	3,472,845	3,222,768	7.8
Bonds and securities	16,121	1,465	-
Collaterals and escrow accounts	182	197	(7.6)
Customers	4,433,193	3,768,242	17.6
Dividends receivable	68,162	67,066	1.6
CRC transferred to the State of Paraná	-	287,789	-
Sectorial financial assets	383,740	173,465	121.2
Account receivable related to concession	5,121	4,515	13.4
Accounts receivable related to the concession compensation	-	-	-
Contract Assets	148,488	285,682	(48.0)
Other current receivables	749,816	514,185	45.8
Inventories	197,779	162,791	21.5
Income tax and social contribution	151,912	86,410	75.8
Other current recoverable taxes	1,508,864	1,565,323	(3.6)
Prepaid expenses	53,649	36,987	45.0
Related parties	-	-	-
Assets classified as held for sale	-	1,230,546	-
NON-CURRENT	**38,347,663**	**35,377,233**	**8.4**
Long Term Assets	**15,743,322**	**16,090,279**	**(2.2)**
Bonds and securities	344,937	299,065	15.3
Other temporary investments	19,985	22,385	(10.7)
Collaterals and escrow accounts	142,764	133,521	6.9
Customers	82,233	51,438	59.9
CRC transferred to the State of Paraná	-	1,104,835	-
Judicial deposits	591,131	486,746	21.4
Sectoral financial assets	383,740	173,465	121.2
Account receivable related to concession	2,261,684	1,897,825	19.2
Accounts receivable related to the concession compensation	-	-	-
Contract Assets	6,739,560	5,207,115	29.4
Other non-current receivables	916,606	845,460	8.4
Income tax and social contribution	153,850	137,778	11.7
Deferred income tax and social contribution	963,259	1,191,104	(19.1)
Other non-current recoverable taxes	3,143,546	4,539,498	(30.8)
Prepaid expenses	27	44	(38.6)
Related parties	-	-	-
Investments	**3,042,134**	**2,729,517**	**11.5**
Property, plant and equipment, net	**10,142,591**	**9,495,460**	**6.8**
Intangible assets	**9,215,560**	**6,929,456**	**33.0**
Right to use an asset	**204,056**	**132,521**	**54.0**
TOTAL	49,537,535	46,784,664	5.9

R$'000

Liabilities	Dec-21	Dec-20	Δ%
CURRENT	**7,979,993**	**9,654,392**	**(17.3)**
Payroll, social charges and accruals	604,810	684,046	(11.6)
Suppliers	2,585,735	2,291,307	12.8
Income tax and social contribution payable	63,946	681,831	(90.6)
Other taxes due	440,933	490,608	(10.1)
Loans, financing and debentures	2,724,255	2,599,088	4.8
Minimum compulsory dividend payable	330,947	991,887	(66.6)
Post employment benefits	68,836	69,231	(0.6)
Customer charges due	198,386	33,712	488.5
Research and development and energy efficiency	292,495	380,186	(23.1)
Accounts Payable related to concession	104,963	88,951	18.0
Net sectorial financial liabilities	139,770	188,709	(25.9)
Lease liability	47,240	41,195	14.7
Other accounts payable	370,383	235,400	57.3
PIS and COFINS to be refunded to costumers	7,294	121,838	(94.0)
Provision for litigation	-	-	-
Liabilities associated with assets classified as held for sale	-	756,405	-
NON-CURRENT	**19,382,307**	**16,879,754**	**14.8**
Subsidiaries and Affiliates	-	-	-
Suppliers	125,249	145,145	(13.7)
Deferred income tax and social contribution	1,364,828	484,338	181.8
Other taxes due	594,810	622,483	(4.4)
Loans, financing and debentures	9,101,806	7,346,924	23.9
Post employment benefits	1,226,338	1,424,383	(13.9)
Research and development and energy efficiency	334,602	284,825	17.5
Accounts Payable related to concession	798,996	642,913	24.3
Net sectorial financial liabilities	153,409	-	-
Lease liability	165,494	97,168	70.3
Other accounts payable	599,909	469,886	27.7
PIS and COFINS to be refunded to costumers	3,319,501	3,805,985	(12.8)
Tax, social security, labor and civil provisions	1,597,365	1,555,704	2.7
EQUITY	**22,175,235**	**20,250,518**	**9.5**
Attributed to controlling shareholders	21,837,024	19,959,111	9.4
Share capital	10,800,000	10,800,000	-
Equity valuation adjustments	426,170	353,349	20.6
Legal reserves	1,457,087	1,209,458	20.5
Retained earnings	7,785,092	6,088,855	27.9
Additional proposed dividends	1,368,675	1,507,449	(9.2)
Accrued earnings	-	-	-
Attributable to non-controlling interest	338,211	291,407	16.1
TOTAL	49,537,535	46,784,664	5.9

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW

		R$'000
	2021	2020
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
Net income from continuing operations	3,859,045	3,834,172
Net income (loss) from discontinued operations	1,189,557	75,578
Net income	**5,048,602**	**3,909,750**
Adjustments to reconcile net income for the period with cash	**1,996,761**	**3,577,975**
Unrealized charges, monetary and exchange variations - net	747,246	456,456
Effective interest - bonus for granting a concession agreement under the quota system	(134,482)	(94,307)
Remuneration of transmission concession contracts	(1,084,986)	(777,670)
Income tax and social contribution - discontinued operations	-	-
Deferred income tax and social contribution - discontinued operations	-	-
Recovery of PIS/Pasep and Cofins on ICMS	(21,640)	(1,755,112)
Income tax and social contribution	469,226	1,260,469
Deferred income tax and social contribution	790,406	24,896
Equity Income	(303,137)	(193,547)
Appropriation of the actuarial calculation of post-employment benefits	116,504	94,349
Appropriation of social security and assistance contributions	130,308	130,129
Constitution for research and development and energy efficiency programs	194,016	148,019
Recognition of the fair value of the indemnifiable asset of the concession	(142,642)	(57,341)
Result of sectoral financial assets and liabilities	(2,502,324)	(746,052)
Depreciation and amortization	1,082,539	1,009,912
Estimated losses, provisions and net operating reversals	240,787	237,294
Result of hydrological risk renegotiation - GSF	(1,570,543)	-
Realization of surplus/loss in business combinations	(722)	(722)
Fair value in energy purchase and sale operations in the active market	35,818	(137,463)
Fair value in operations with derivatives	13,416	(24,511)
Write-offs of accounts receivable linked to the concession	20	144
Contract asset write-offs	7,155	35,590
Result of asset write-offs	40,305	5,195
Result of write-offs of intangibles	30,623	52,811
Result of write-offs of right to use lease assets and liabilities - net	(177)	(314)
Net income for the period from discontinued operations	(1,189,557)	-
Decrease (increase) in assets	**2,237,512**	**1,315,600**
Customers	(210,965)	(175,049)
Dividends and interest on equity received	82,937	53,952
Transfer CRC to the Government of the State of Paraná	1,646,614	300,025
Judicial deposits	(87,866)	16,729
Sectoral financial assets	1,509,802	979,642
Other credits	(122,829)	(13,898)
Stocks	(30,699)	(40,035)
Income tax and social contribution to be recovered	(344,560)	123,582
Other taxes to be recovered	(188,301)	74,125
Prepaid expenses	(16,621)	(3,473)
Increase (decrease) in liabilities	**374,031**	**89,752**
Social and labor obligations	261,595	347,002
Providers	(53,298)	292,108
Other tax obligations	720,909	(79,053)
post-employment benefits	(198,626)	(197,143)
Sector charges to be collected	164,674	5,204
Research and development and energy efficiency	(246,744)	(153,729)
Accounts payable linked to the concession	(88,430)	(74,931)
Other bills to pay	21,828	117,610
Provisions for disputes settled	(207,877)	(167,316)
CASH GENERATED FROM OPERATING ACTIVITIES	**4,608,304**	**4,983,327**
Income tax and social contribution paid	(713,254)	(636,420)
Loan and financing charges paid	(195,068)	(183,391)
Debenture charges paid	(378,933)	(386,281)
Lease liability charges paid	(6,514)	(6,679)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**3,314,535**	**3,770,556**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	35,620	170,288
NET CASH GENERATED FROM OPERATING ACTIVITIES	**3,350,155**	**3,940,844**
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	(54,120)	(48,238)
Additions to contract assets	(1,482,785)	(1,236,999)
Acquisitions of subsidiaries - effect on cash	(501,886)	-
Additions in investments	(30,970)	(72,439)
Capital reduction of investees	-	228
Additions to property, plant and equipment	(338,137)	(226,325)
Additions to intangible assets	(4,546)	(10,225)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	**(2,412,444)**	**(1,593,998)**
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	2,444,352	(73,573)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	**31,908**	**(1,667,571)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan and financing receipts	134,313	263,000
Tickets from issued debentures	3,000,000	-
Amortizations of principal of loans and financing	(202,577)	(248,863)
Debenture principal amortizations	(1,852,048)	(1,036,490)
Amortizations of principal of lease liabilities	(51,270)	(46,365)
Amortizations of principal of obligations with related parties	-	-
Dividends and interest on equity paid	(3,874,318)	(626,357)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(2,845,900)**	**(1,695,075)**
NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(1,850)	(20,038)
NET CASH USED FROM FINANCING ACTIVITIES	**(2,847,750)**	**(1,715,113)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	534,313	558,160
Opening balance of cash and cash equivalents	3,222,768	2,941,727
Closing balance of cash and cash equivalents from continuing operations	3,472,845	3,222,768
Closing balance of cash and cash equivalents from discontinued operations	284,236	277,119
CHANGE IN CASH AND CASH EQUIVALENTS	**534,313**	**558,160**

Exhibit I - CONSOLIDATED RESULTS > FINANCIAL RESULT

R$'000

	4Q21	4Q20	Δ%	2021	2020	Δ%
Financial Revenues	213,479	256,148	(16.7)	932,049	1,839,668	(49.3)
Income and monetary variation on CRC transfer	-	104,323	-	255,777	341,964	(25.2)
Income from investments held for trading	78,348	17,067	359.1	163,888	80,704	103.1
Monetary restatement on indemnifiable assets - concession	-	-	-	-	-	-
Exchange variation on loan collateral	(1,275)	(11,522)	(88.9)	9,243	35,089	(73.7)
Late fees on electricity bills	79,030	96,150	(17.8)	326,217	271,966	19.9
Monetary restatement on interest on indemnified assets - compensation of the concession	-	-	-	-	-	-
Income from financial investments available for sale	-	-	-	-	-	-
Monetary restatement and adjustment to present value of accounts payable related to concession	1,939	1,109	74.8	5,373	2,322	131.4
Income from sectorial assets and liabilities	17,895	2,143	735.0	35,902	20,168	78.0
Exchange variation About Purchase Itaipu Electric Power	(2,957)	25,210	-	30,043	42,729	(29.7)
Derivatives fair value - forward contract	-	(3,799)	-	-	24,511	-
Tax credit recognition	6,814	3,632	87.6	21,640	944,549	(97.7)
Other financial revenues	33,685	21,835	54.3	83,966	75,666	11.0
Financial Expenses	(420,659)	(257,841)	63.1	(1,259,410)	(973,397)	29.4
Monetary variation, foreign exchange and debt service charges	(300,238)	(145,133)	106.9	(855,814)	(607,569)	40.9
Monetary variation and adjustment to present value of accounts payable related to concession	(36,073)	(65,899)	(45.3)	(200,629)	(192,848)	4.0
Exchange variation About Purchase Itaipu Electric Power	(14,200)	(4,989)	184.6	(58,814)	(75,478)	(22.1)
Pis/ Pasep and Cofins taxes over interest on equity	(34,354)	(27,748)	23.8	(34,382)	(27,748)	23.9
Income from sectorial assets and liabilities	(2,019)	-	-	(3,744)	(62)	-
Derivatives fair value - forward contract	(3,177)	-	-	(20,401)	-	-
Interest on R&D and PEE	(5,671)	(2,040)	178.0	(14,814)	(12,550)	18.0
Monetary variation on CRC transfer	1	-	-	(1,787)	-	-
Estimated losses on impairment of assets	-	-	-	-	-	-
Other financial expenses	(24,928)	(12,032)	107.2	(69,025)	(57,142)	20.8
Financial income (expenses)	(207,180)	(1,693)	-	(327,361)	866,271	-

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES

R$ million

Adjusted EBITDA	4Q21	4Q20	Δ%	2021	2020	Δ%
EBITDA continued operations	**942.9**	**1,308.7**	**(28.0)**	**6,528.6**	**5,263.2**	**24.0**
(-) / + EBITDA Discontinued operations (Copel Telecom)	-	68.8	-	1,872.4	259.6	621.4
EBITDA with discontinued operations	**942.9**	**1,377.5**	**(31.5)**	**8,401.0**	**5,522.7**	**52.1**
(-)/+ Profit sharing complement	-	144.7	-	69.3	176.5	(60.7)
(-)/+ Provision for PDI	125.7	66.8	88.2	139.2	66.8	108.5
(-)/+ PIS / Cofins lawsuit	-	-	-	-	(810.6)	-
(-)/+ Fair value in the purchase and sale of energy	37.1	0.8	-	35.8	(137.5)	-
(-)/+ Gain on Telecom's divestment	-	-	-	(1,723.9)	-	-
(-)/+ Hydrological risk renegotiation	-	-	-	(1,570.5)	-	-
(-)/+ Provisions and litigation	30.0	(48.0)	-	30.0	53.6	(44.2)
(-)/+ Impairment	(24.3)	(124.5)	(80.5)	(125.1)	(26.1)	379.3
(-)/+ Voluntary Overcontracting	(71.8)	-	-	(71.8)	-	-
(-)/+ Sale of Copel Headquarters property	-	-	-	(47.0)	39.4	-
Adjusted EBITDA with discontinued operations	**1,039.6**	**1,417.2**	**(26.6)**	**5,136.8**	**4,884.9**	**5.2**
(-) / + Equity in earnings of subsidiaries	(87.3)	(110.1)	(20.7)	(366.3)	(193.5)	89.3
Adjusted EBITDA without earnings of subsidiaries	**952.2**	**1,307.1**	**(27.1)**	**4,770.5**	**4,691.4**	**1.7**

[1] PIS/Cofins credit referring to the exclusion of ICMS Base - Telecom, Former Copel Headquarters property sale; Caiuá and Cantareira contract arbitration in 2020

R$ million

Variation in Equity in earnings of subsidiaries	4Q21	4Q20	Δ%	2021	2020	Δ%
Joint Ventures	**80,235**	**107,707**	**(26)**	**341,147**	**174,355**	**96**
Voltalia São Miguel do Gostoso I Participações S.A.	(226)	211	-	1,269	(2,378)	-
Caiuá Transmissora de Energia S.A.	3,885	535	626	13,765	(8,964)	-
Integração Maranhense Transmissora de Energia S.A.	4,731	7,804	(39)	20,255	13,672	48
Matrinchã Transmissora de Energia (TP NORTE) S.A.	19,735	2,763	614	96,614	25,644	277
Guaraciaba Transmissora de Energia (TP SUL) S.A.	14,929	9,035	65	57,363	25,528	125
Paranaíba Transmissora de Energia S.A.	11,624	19,620	(41)	35,112	29,708	18
Mata de Santa Genebra Transmissão S.A.	7,394	23,190	(68)	63,173	48,594	30
Cantareira Transmissora de Energia S.A.	17,938	44,549	(60)	53,492	42,666	25
Solar Paraná	225	-	-	104	(115)	-
Associates	**7,113**	**2,442**	**191**	**25,167**	**19,192**	**31**
Dona Francisca Energética S.A.	1,888	2,441	(23)	8,574	9,674	(11)
Foz do Chopim Energética Ltda.	5,225	6	-	16,596	9,629	72
Dominó Holdings Ltda.	-	(5)	-	-	(93)	-
Others[1]	-	-	-	(3)	(18)	(83)
TOTAL	**87,348**	**110,149**	**(20.7)**	**366,314**	**193,547**	**234.5**

[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

R$'000

Income Statement	4Q21	4Q20	Δ%	2021	2020	Δ%
OPERATING REVENUES	**2,099,346**	**1,658,316**	**26.6**	**7,551,426**	**5,029,120**	**50.2**
Electricity sales to final customers	50,826	159,057	(68.0)	204,098	590,122	(65.4)
Electricity sales to distributors	1,677,474	1,092,558	53.5	5,803,415	3,241,053	79.1
Use of the main transmission grid	304,089	302,024	0.7	1,267,348	915,238	38.5
Construction revenue	53,931	96,713	(44.2)	239,448	252,141	(5.0)
Other operating revenues	13,026	7,964	63.6	37,117	30,566	21.4
OPERATING COSTS AND EXPENSES	**(1,807,796)**	**(902,237)**	**100.4**	**(3,678,359)**	**(2,827,210)**	**30.1**
Electricity purchased for resale	(413,275)	(170,285)	142.7	(1,254,752)	(258,694)	385.0
Charges of main distribution and transmission grid	(129,748)	(124,873)	3.9	(489,700)	(469,572)	4.3
Personnel and management	(161,967)	(173,721)	(6.8)	(444,437)	(443,389)	0.2
Pension and healthcare plans	(18,979)	(15,916)	19.2	(71,905)	(61,971)	16.0
Materials and supplies	(3,631)	(3,149)	15.3	(13,716)	(12,376)	10.8
Materials and supplies for power eletricity	(702,956)	(268,269)	162.0	(1,878,815)	(415,405)	352.3
Third-party services	(90,563)	(37,956)	138.6	(235,553)	(143,416)	64.2
Depreciation and amortization	(184,919)	(144,681)	27.8	(597,187)	(568,185)	5.1
Provisions and reversals	(6,987)	137,317	-	108,236	(39,746)	(372.3)
Construction cost	(34,160)	(79,599)	(57.1)	(187,733)	(255,578)	(26.5)
Other cost and expenses	(60,611)	(21,106)	187.2	1,387,203	(158,878)	(973.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	**85,460**	**107,502**	(20.5)	**356,372**	**186,477**	**91.1**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**377,010**	**863,582**	**(56.3)**	**4,229,439**	**2,388,387**	**77.1**
FINANCIAL RESULTS	**(136,037)**	**(83,429)**	**63.1**	**(438,344)**	**(266,462)**	**64.5**
Financial income	49,905	28,770	73.5	125,758	134,374	(6.4)
Financial expenses	(185,942)	(112,199)	65.7	(564,102)	(400,836)	40.7
OPERATIONAL EXPENSES/ INCOME	**240,973**	**780,153**	**(69.1)**	**3,791,095**	**2,121,925**	**78.7**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**14,651**	**(112,022)**	**-**	**(970,996)**	**(502,583)**	**93.2**
Income tax and social contribution on profit	85,022	(18,594)	-	(214,862)	(325,421)	(34.0)
Deferred income tax and social contribution on profit	(70,371)	(93,429)	(24.7)	(756,134)	(177,162)	326.8
NET INCOME (LOSS)	**255,624**	**668,131**	**(61.7)**	**2,820,099**	**1,619,342**	**74.2**
EBITDA	561,929	1,008,263	(44.3)	4,826,626	2,956,572	63.3

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

R$'000

Income Statement	4Q21	4Q20	Δ%	2021	2020	Δ%
OPERATING REVENUES	**4,049,560**	**3,680,353**	**10.0**	**14,836,393**	**11,552,895**	**28.4**
Electricity sales to final customers	1,416,952	1,355,603	4.5	5,326,736	5,165,810	3.1
Electricity sales to distributors	192,815	312,173	(38.2)	753,242	497,275	51.5
Use of the main distribution grid	1,216,245	1,104,123	10.2	4,401,654	3,786,735	16.2
Construction revenue	511,937	395,258	29.5	1,700,889	1,154,488	47.3
Fair value of assets from the indemnity for the concession	39,903	38,196	4.5	108,733	45,187	140.6
Sectorial assets and liabilities result	596,444	412,907	44.4	2,270,859	676,939	235.5
Other operating revenues	75,263	62,092	21.2	274,279	226,462	21.1
OPERATING COSTS AND EXPENSES	**(3,751,384)**	**(3,563,511)**	**5.3**	**(13,669,382)**	**(9,864,417)**	**38.6**
Electricity purchased for resale	(1,689,246)	(1,952,157)	(13.5)	(7,277,499)	(5,856,372)	24.3
Charges of main transmission grid	(832,197)	(491,943)	69.2	(2,363,451)	(1,370,814)	72.4
Personnel and management	(341,007)	(441,266)	(22.7)	(905,338)	(994,037)	(8.9)
Pension and healthcare plans	(39,438)	(36,285)	8.7	(155,774)	(146,422)	6.4
Materials and supplies	(13,259)	(14,566)	(9.0)	(51,722)	(58,196)	(11.1)
Third-party services	(113,059)	(105,359)	7.3	(450,752)	(405,854)	11.1
Depreciation and amortization	(102,598)	(99,308)	3.3	(406,632)	(374,851)	8.5
Provisions and reversals	(84,392)	4,470	-	(271,859)	(179,096)	51.8
Construction cost	(511,937)	(395,258)	29.5	(1,700,889)	(1,154,488)	47.3
Other cost and expenses	(24,251)	(31,838)	(23.8)	(85,466)	675,712	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**298,176**	**116,842**	**155.2**	**1,167,011**	**1,688,478**	**(30.9)**
FINANCIAL RESULTS	**(19,050)**	**70,962**	-	**66,470**	**1,043,981**	(93.6)
Financial income	115,821	115,090	0.6	457,697	1,334,983	(65.7)
Financial expenses	(134,872)	(44,128)	205.6	(391,228)	(291,002)	34.4
OPERATIONAL EXPENSES/ INCOME	**279,125**	**187,805**	**48.6**	**1,233,480**	**2,732,459**	**(54.9)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(65,012)**	**(14,580)**	**345.9**	**(375,597)**	**(878,278)**	**(57.2)**
Income tax and social contribution on profit	(87,039)	(67,665)	**28.6**	(298,719)	(933,931)	(68.0)
Deferred income tax and social contribution on profit	22,027	53,085	(86.3)	(76,878)	55,653	-
NET INCOME (LOSS)	**214,114**	**173,225**	23.6	**857,884**	**1,854,181**	**(53.7)**
EBITDA	400,774	216,151	85.4	1,573,643	2,063,329	(23.7)

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

R$'000

Income Statement	4Q21	4Q20	Δ%	2021	2020	Δ%
OPERATING REVENUES	**1,251,437**	**661,545**	**89.2**	**4,536,414**	**2,420,657**	**87.4**
Electricity sales to final customers	435,890	254,719	71.1	1,709,613	899,540	90.1
Electricity sales to distributors	816,479	406,778	100.7	2,825,180	1,374,610	105.5
Other operating revenues	(932)	48	-	1,621	146,507	(98.9)
OPERATING COSTS AND EXPENSES	**(1,263,646)**	**(650,863)**	**94.1**	**(4,478,438)**	**(2,262,054)**	**98.0**
Electricity purchased for resale	(1,252,993)	(643,894)	94.6	(4,450,586)	(2,239,388)	98.7
Personnel and management	(7,641)	(5,566)	37.3	(18,568)	(15,007)	23.7
Pension and healthcare plans	(398)	(414)	(4.0)	(1,547)	(1,493)	3.6
Materials and supplies	(3)	(22)	(88.4)	(17)	(28)	(39.2)
Third-party services	(655)	(52)	-	(2,925)	(1,493)	95.8
Depreciation and amortization	(76)	(25)	201.5	(234)	(75)	210.8
Provisions and reversals	(416)	222	-	(806)	(900)	(10.5)
Other cost and expenses	(1,465)	(1,111)	31.8	(3,756)	(3,669)	2.4
EQUITY IN EARNINGS OF SUBSIDIARIES	**-**	**(5)**	**-**	**-**	**(93)**	**-**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**(12,209)**	**10,677**	**-**	**57,976**	**158,510**	**(63.4)**
FINANCIAL RESULTS	**3,857**	**4,655**	**(17.1)**	**13,940**	**11,373**	**22.6**
Financial income	3,927	4,671	(15.9)	14,151	11,469	23.4
Financial expenses	(71)	(16)	350.4	(211)	(96)	120.3
OPERATIONAL EXPENSES/ INCOME	**(8,352)**	**15,332**	**-**	**71,917**	**169,883**	**(57.7)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**9,137**	**(5,213)**	**-**	**(18,190)**	**(57,946)**	**(68.6)**
Income tax and social contribution on profit	(2,905)	(4,276)	-	(21,371)	(8,576)	-
Deferred income tax and social contribution on profit	12,042	(938)	-	3,181	(49,371)	-
NET INCOME (LOSS)	**785**	**10,119**	**(92.2)**	**53,726**	**111,937**	**(52.0)**
EBITDA	(12,133)	10,702	-	58,210	158,585	(63.3)

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000

Income Statement 4T21	GET Geração	GET Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
NET OPERATING INCOME	**670,662**	**343,062**	**4,049,560**	**220,529**	**42,307**	**755,891**	**24,239**	**138,896**	**173,911**	**7,968**	**23,802**	**1,251,437**	**- -**	**1,108,577**	**6,593,692**
Electricity sales to final customers	50,809	-	1,416,952	-	-	-	-	-	-	-	-	435,890	- -	807	1,902,861
Electricity sales to distributors	602,231	-	192,815	-	42,307	755,891	-	137,482	173,903	7,968	-	816,479	-	(995,311)	1,733,764
Use of the main distribution and transmission grid (TUSD/ TUST)	-	283,683	1,216,246	-	-	-	-	-	-	-	22,793	-	-	(92,231)	1,430,490
Construction revenue	-	52,928	511,937	2,574	-	-	-	-	-	-	1,003	-	-	-	568,443
Fair value of assets from the indemnity for the concession	-	-	39,903	5,150	-	-	-	-	-	-	-	-	-	-	45,054
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	212,833	-	-	-	-	-	-	-	-	-	(4,520)	208,315
Sectoral assets and liabilities result	-	-	596,444	-	-	-	-	-	-	-	-	-	-	-	596,444
Other operating revenues	17,622	6,451	75,263	(28)	-	-	24,239	1,414	8	-	6	(932)	-	(15,708)	108,323
OPERATING COSTS AND EXPENSES	**(693,336)**	**(128,856)**	**(3,751,385)**	**(196,218)**	**(21,864)**	**(772,240)**	**(21,843)**	**(79,595)**	**(140,085)**	**(5,911)**	**(2,795)**	**(1,263,646)**	**(81,267)**	**1,112,186**	**(6,046,862)**
Energy purchased for resale	(357,326)	-	(1,689,245)	-	(2,591)	-	-	(1,009)	(53,368)	(1,562)	-	(1,252,993)	-	996,248	(2,361,846)
Charges of the main distribution and transmission grid	(81,165)	-	(832,198)	-	(6,776)	(7,800)	-	(8,370)	(34,907)	(330)	-	-	-	92,710	(878,835)
Personnel and management	(94,875)	(59,794)	(341,007)	(12,064)	(1,112)	(1,870)	(17,190)	(4,391)	(500)	(282)	(255)	(7,641)	(27,949)	-	(568,930)
Private pension and health plans	(11,243)	(7,305)	(39,438)	(1,451)	(71)	(161)	(2,198)	(228)	(26)	(4)	(13)	(398)	(1,594)	-	(64,127)
Materials	(2,283)	(1,142)	(13,259)	(2,652)	(71)	(18)	(11)	(40)	(145)	(1)	(1)	(3)	(156)	0	(19,779)
Raw material and supplies - energy production	-	-	-	-	-	(702,956)	-	-	-	-	-	-	-	4,458	(698,498)
Natural gas and supplies for gas business	-	-	-	(145,996)	-	-	-	-	-	-	-	-	-	-	(145,996)
Third-party services	(21,320)	(6,939)	(113,059)	(3,023)	(446)	(50,305)	(1,327)	(16,827)	(5,862)	(536)	(1,240)	(655)	(6,930)	17,778	(210,690)
Depreciation and amortization	(92,308)	(3,439)	(102,598)	(10,374)	(9,706)	(5,961)	(479)	(42,957)	(37,085)	(3,160)	(7)	(76)	(590)	-	(308,742)
Provisions and reversals	4,438	(11,235)	(84,392)	(15,256)	-	164	(28)	(353)	(0)	-	(2)	(416)	(38,448)	3,428	(142,100)
Construction cost	-	(33,157)	(511,937)	(2,574)	-	-	-	-	-	-	(1,002)	-	-	-	(548,672)
Other operating costs and expenses	(37,254)	(5,845)	(24,251)	(2,829)	(1,091)	(3,333)	(610)	(5,421)	(8,194)	(36)	(276)	(1,465)	(5,600)	(2,436)	(98,646)
EQUITY IN EARNINGS OF SUBSIDIARIES	**34,728**	**99,816**	**-**	**-**	**-**	**-**	**-**	**43,702**	**-**	**-**	**-**	**-**	**494,550**	**(585,447)**	**87,348**
OPERATIONAL EXPENSES / INCOME	**12,054**	**314,022**	**298,175**	**24,310**	**20,443**	**(16,349)**	**2,396**	**103,002**	**33,825**	**2,056**	**21,007**	**(12,209)**	**413,283**	**(581,839)**	**634,178**
FINANCIAL RESULTS	**(65,149)**	**(49,301)**	**(19,051)**	**4,165**	**(27,866)**	**5,557**	**(13)**	**(31,847)**	**4,418**	**39**	**246**	**3,857**	**(32,229)**	**-**	**(207,177)**
Income tax and social contribution on profit	25,940	7,545	115,821	7,626	4,923	5,725	316	14,607	4,597	39	981	3,927	30,962	(9,528)	213,479
Deferred income tax and social contribution on profit	(91,089)	(56,846)	(134,872)	(3,462)	(32,789)	(167)	(329)	(46,454)	(178)	-	(736)	(71)	(63,191)	9,528	(420,656)
EARNINGS BEFORE INCOME TAXES	**(53,095)**	**264,721**	**279,124**	**28,475**	**(7,423)**	**(10,792)**	**2,384**	**71,155**	**38,244**	**2,095**	**21,253**	**(8,352)**	**381,054**	**(581,839)**	**427,001**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**81,056**	**(26,259)**	**(65,012)**	**2,533**	**2,526**	**(16,834)**	**(1,248)**	**(9,694)**	**(11,512)**	**(261)**	**(1,785)**	**9,137**	**6,585**	**(61)**	**(30,830)**
NET INCOME FROM CONTINUED OPERATIONS	**27,961**	**238,462**	**214,113**	**31,008**	**(4,897)**	**(27,626)**	**1,136**	**61,461**	**26,732**	**1,834**	**19,468**	**785**	**387,639**	**(581,900)**	**396,171**
NET INCOME	**27,961**	**238,462**	**214,113**	**31,008**	**(4,897)**	**(27,626)**	**1,136**	**61,461**	**26,732**	**1,834**	**19,468**	**785**	**387,639**	**(581,900)**	**396,171**
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	387,638
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,534
EBITDA	104,362	317,461	400,773	34,684	30,149	(10,388)	2,875	145,959	70,931	5,216	21,014	(12,133)	413,873	(581,839)	942,920

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000

Income Statement 2021	GET Geração	GET Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
NET OPERATING INCOME	2,619,710	1,446,232	14,806,392	243,611	783,277	171,263	2,250,577	40,478	496,272	702,024	16,600	99,729	4,536,414	-	(4,258,272)	23,884,287
Electricity sales to final customers	204,005	-	5,326,736	-	-	-	-	-	-	-	-	-	1,709,613	-	(2,770)	7,237,677
Electricity sales to distributors	2,340,199	-	753,242	-	-	171,263	2,250,577	-	495,183	701,984	16,600	-	2,825,180	-	(3,532,373)	6,051,854
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,184,957	4,401,654	-	-	-	-	-	-	-	-	96,221	-	-	(387,758)	5,295,074
Construction revenue	-	235,981	1,700,889	-	11,222	-	-	-	-	-	-	3,467	-	-	-	1,951,559
Fair value of assets from the indemnity for the concession	-	-	108,733	-	33,909	-	-	-	-	-	-	-	-	-	-	142,642
Telecommunications	-	-	-	223,890	-	-	-	-	-	-	-	-	-	-	(223,890)	-
Distribution of piped gas	-	-	-	-	738,050	-	-	-	-	-	-	-	-	-	(25,783)	712,267
Sectoral assets and liabilities result	-	-	2,270,859	-	-	-	-	-	-	-	-	-	-	-	-	2,270,859
Other operating revenues	75,506	25,294	274,279	19,721	96	-	-	40,478	1,089	40	-	21	1,621	-	(115,698)	322,355
NET OPERATING REVENUE			14,806,393	243,611	783,277	171,263	2,250,577	40,478	496,272	702,024	16,600	99,707	4,536,414	-	(4,258,273)	23,884,285
OPERATING COSTS AND EXPENSES	(919,426)	(456,927)	(13,669,382)	(222,883)	(654,643)	(86,871)	(1,879,198)	(34,860)	(312,214)	(165,908)	(19,310)	(11,169)	(4,478,439)	(212,516)	4,219,188	(18,904,563)
Energy purchased for resale	(978,422)	-	(7,277,498)	-	-	(23,978)	-	-	(8,104)	(259,289)	(10,664)	-	(4,450,586)	-	3,504,199	(9,503,743)
Charges of the main distribution and transmission grid	(305,656)	-	(2,363,451)	-	-	(21,516)	(29,541)	-	(29,638)	(137,595)	(616)	-	-	-	386,372	(2,501,641)
Personnel and management	(254,982)	(166,231)	(905,338)	(39,365)	(39,121)	(4,453)	(5,768)	(27,377)	(14,167)	(1,582)	(897)	(810)	(10,568)	(72,198)	-	(1,550,857)
Private pension and health plans	(42,419)	(27,937)	(155,774)	(6,289)	(5,154)	(233)	(600)	(3,806)	(822)	(94)	(16)	(47)	(1,547)	(4,065)	-	(248,773)
Materials	(8,322)	(4,110)	(51,722)	(965)	(3,590)	(308)	(43)	(30)	(643)	(545)	(2)	(43)	(17)	(441)	967	(69,822)
Raw material and supplies - energy production	-	-	-	-	-	-	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	(506,065)	-	-	-	-	-	-	-	-	-	-	(506,065)
Third-party services	(80,769)	(30,585)	(450,752)	(38,689)	(13,850)	(11,114)	(73,772)	(1,925)	(74,711)	(33,410)	(1,344)	(5,687)	(2,925)	(23,896)	136,849	(706,599)
Depreciation and amortization	(322,664)	(11,399)	(406,632)	(77,901)	(41,170)	(30,606)	(24,068)	(1,104)	(163,897)	(68,868)	(6,258)	(32)	(234)	(2,316)	74,619	(1,082,539)
Provisions and reversals	(15,210)	(18,234)	(271,859)	1,309	(28,587)	-	138,441	(59)	(2,191)	(0)	-	14	(806)	(76,374)	32,649	(240,787)
Construction cost	-	(184,266)	(1,700,889)	-	(11,222)	-	-	-	-	-	-	(3,466)	-	-	-	(1,899,844)
Other operating costs and expenses	1,089,016	(14,177)	(85,466)	(61,061)	(5,876)	5,337	(5,032)	(560)	(18,061)	335,483	(113)	(1,137)	(3,756)	(33,226)	59,666	1,261,055
			(13,669,382)	(222,882)	(654,643)	(86,871)	(1,879,199)	(34,860)	(312,214)	(165,908)	(19,310)	(11,168)	(4,478,438)	(212,520)	4,219,192	(18,904,570)
EQUITY IN EARNINGS OF SUBSIDIARIES	621,333	427,391	-	-	-	-	-	-	99,325	-	-	-	-	3,689,345	(4,471,288)	366,314
OPERATIONAL EXPENSES / INCOME	2,321,615	1,416,696	1,137,010	20,728	128,634	84,392	371,379	5,617	283,383	536,116	(2,710)	88,540	57,975	3,476,829	(4,510,364)	5,445,038
FINANCIAL RESULTS	(201,248)	(140,720)	66,470	(25,745)	9,817	(171,888)	8,952	165	(115,634)	10,865	140	(699)	13,840	192,477	25,748	(327,361)
Income tax and social contribution on profit	61,673	17,342	457,697	19,103	19,422	14,119	11,022	670	38,253	11,390	142	2,200	14,151	304,809	(40,024)	932,049
Deferred income tax and social contribution on profit	(262,921)	(158,062)	(391,228)	(44,926)	(9,605)	(186,007)	(2,070)	(505)	(153,887)	(525)	(2)	(2,899)	(211)	(112,332)	65,772	(1,259,410)
EARNINGS BEFORE INCOME TAXES	2,120,367	1,275,976	1,203,479	(5,017)	138,451	(87,496)	380,331	5,782	167,949	546,981	(2,570)	87,841	71,815	3,669,306	(4,484,616)	5,118,677
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(452,359)	(256,075)	(375,597)	(6,284)	(38,860)	33,061	(42,248)	(3,578)	(27,714)	(185,725)	(555)	(4,247)	(18,160)	97,891	20,849	(1,259,632)
NET INCOME FROM CONTINUED OPERATIONS	1,668,008	1,019,901	857,882	(11,301)	99,591	(54,435)	338,083	2,204	140,235	361,256	(3,125)	83,594	53,725	3,767,187	(4,463,767)	3,859,045
NET INCOME FROM DISCONTINUED OPERATIONS			-	-	-	-	-	-	-	-	-	-	-	1,185,376	4,181	1,189,557
NET INCOME	1,668,008	1,019,901	857,882	(11,301)	99,591	(54,435)	338,083	2,204	140,235	361,256	(3,125)	83,594	53,725	4,952,573	(4,459,586)	5,048,602
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,767,187
Attributed to controlling shareholders - discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,185,376
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	96,039
EBITDA	2,644,279	1,428,008	1,373,647	58,628	169,812	114,999	395,467	6,721	447,483	604,904	3,540	88,572	58,269	3,479,145	(4,504,003)	6,578,577

COPEL Relações com Investidores

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

R$'000

Assets - December/2021	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Costa Oeste	Marumbi	Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	1,122,475	393,317	210,641	148,031	298,572	21,470	377,854	68,033	5,459	6,754	14,206	36,505	143,476	626,052	-	3,472,845
Cash and cash equivalents		-	-	-	14,571	-	-	-	-	-	-	-	1,459	91	-	16,121
Bonds and securities	-	51	131	-	-	-	-	-	-	-	-	-	-	-	-	182
Collaterals and escrow accounts	378,594	3,515,448	80,780	15,180	195,336	-	88,506	62,722	2,141	1,444	2,103	2,197	460,261	-	(371,519)	4,433,193
Customers	240,269	-	-	-	-	-	55,876	-	-	-	-	-	-	1,558,212	(1,786,195)	68,162
Dividends receivable		-	-	-		-	-	-	-	-	-	-	-	-	-	-
CRC transferred to the State of Paraná		383,740	-	-		-	-	-	-	-	-	-	-	-	-	383,740
Sectorial financial assets	5,121	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,121
Account receivable related to concession	135,723	-	-	-	-	-	-	-	-	2,293	4,265	6,207	-	-	-	148,488
Contract Assets	128,346	455,868	25,129	1	9	9,639	18,414	71	1	4	1	935	116,767	1,150	(6,519)	749,816
Other current receivables	26,195	169,756	1,297	90	-	240	-	-	-	-	-	201	-	-	-	197,779
Inventories	62,789	29,523	4,569	3,354	6,555	127	5,453	2,299	10	35	68	304	32,835	3,991	-	151,912
Income tax and social contribution	17,314	1,457,467	32,383	119	222	-	159	818	10	-	-	-	372	-	-	1,508,864
Other current recoverable taxes	11,440	37,156	570	115	165	119	3,302	35	35	41	51	35	57	528	-	53,649
Prepaid expenses	14,883	5,725	-	-	-	-	267,638	170,212	-	-	-	-	-	5,374	(463,832)	-
Related parties							-							-	-	-
Assets classified as held for sale	**2,143,149**	**6,448,051**	**355,500**	**166,890**	**515,430**	**31,595**	**817,202**	**304,190**	**7,656**	**10,571**	**20,694**	**46,384**	**755,227**	**2,195,398**	**(2,628,065)**	**11,189,872**
NON-CURRENT	**19,978,375**	**14,356,650**	**472,401**	**646,780**	**260,771**	**15,827**	**6,704,816**	**691,680**	**220,476**	**121,829**	**186,154**	**147,486**	**763,790**	**21,699,105**	**(27,918,477)**	**38,347,663**
Long Term Assets	**5,740,657**	**7,664,328**	**362,649**	**80,171**	**53,732**	**428**	447,458	**12,267**	**22**	**121,785**	**186,104**	**147,451**	**757,873**	**543,877**	**(375,480)**	**15,743,322**
Bonds and securities	95,528	822	8,332	-	-	-	225,260	11,404	-	1,365	2,226	-	-	-	-	344,937
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	-	19,985	-	19,985
Collaterals and escrow accounts	-	142,764	-	-	-	-	-	-	-	-	-	-	-	-	-	142,764
Customers	-	70,317	-	-	-	-	11,916	-	-	-	-	-	-	-	-	82,233
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	78,108	361,195	71	74	5,576	428	43	-	-	-	23	-	14,004	131,519	-	591,131
Sectoral financial assets	-	383,740	-	-		-	-	-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	827,950	1,200,708	233,026	-	-	-	-	-	-	-	-	-	-	-	-	2,261,684
Contract Assets	4,469,267	1,798,195	29,815	-	-	-	-	-	-	120,172	183,564	147,451	-	-	(8,904)	6,739,560
Other non-current receivables	90,722	22,742	48,568	2,508	-	-	-	-	-	248	291	-	743,869	7,658	-	916,606
Income tax and social contribution	103,837	18,712	-	1,301	-	-	-	-	-	-	-	-	-	30,000	-	153,850
Deferred income tax and social contribution	-	679,182	-	70,437	48,156	-	-	-	-	-	-	-	-	165,484	-	963,259
Other non-current recoverable taxes	75,155	2,985,951	42,810	-	-	-	86	863	22	-	-	-	-	38,659	-	3,143,546
Prepaid expenses	-	-	27	-	-	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	5,851	-	-	210,153	-	-	-	-	-	-	150,572	(366,576)	-
Investments	7,538,590	**540**	-	-	-	-	2,566,095	-	-	-	-	-	-	**21,144,478**	**(28,257,569)**	**3,042,134**
Property, plant and equipment, net	5,364,435	-	-	**359,431**	**206,507**	**2,415**	3,657,676	**332,980**	**214,720**	**2**	**8**	-	**305**	**4,112**	-	**10,142,591**
Intangible assets	1,229,006	**6,596,184**	**96,145**	**207,056**	**79**	**1,757**	10,964	**346,433**	**5,734**	**42**	**42**	**35**	**4,038**	**3,473**	**714,572**	**9,215,560**
Right to use an asset	55,687	**95,598**	**13,607**	**122**	**453**	**11,227**	22,623	-	-	-	-	-	**1,574**	**3,165**	-	**204,056**
TOTAL	22,121,524	20,804,701	827,901	813,670	776,201	47,422	7,522,018	995,870	228,132	132,400	206,848	193,870	1,519,017	23,894,503	(30,546,542)	49,537,535

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

R$'000

Liabilities - December/2021	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	**2,785,900**	**4,827,277**	**220,214**	**107,771**	**221,854**	**27,807**	**414,911**	**179,297**	**3,914**	**32,591**	**608,494**	**1,163,813**	**(2,629,253)**	**7,964,591**
Social charges and accruals	160,516	369,864	8,828	405	694	21,309	144	-	127	2	6,467	36,454	-	**604,810**
Associated companies and parent company	432,367	11,571	-	-	-	28	15,580	526	101	268	261	2,292	(462,993)	**0**
Suppliers	439,857	1,743,382	63,862	4,744	183,431	1,155	41,400	33,622	3,238	775	445,677	3,353	(378,765)	**2,585,732**
Income Tax and Social Contribution payable	-	-	1,216	-	-	348	10,694	48,339	251	415	-	1,813	-	**63,076**
Other taxes	36,322	334,738	11,995	3,493	878	1,037	5,568	2,533	145	202	9,062	34,955	-	**440,930**
Loans and financing	133,964	11,113	-	-	-	-	106,928	-	-	7,910	-	321,157	(1,301)	**579,771**
Debentures	808,303	783,245	-	-	-	-	51,221	-	-	-	-	501,716	-	**2,144,485**
Dividends payable	638,378	824,833	129,061	-	35,718	-	99,249	85,798	51	22,277	20,785	260,995	(1,786,195)	**330,949**
Post employment benefits	17,568	48,415	-	-	-	2,547	-	-	-	-	77	229	-	**68,836**
Customer charges due	16,578	176,798	-	-	-	-	-	4,726	-	284	-	-	-	**198,385**
Research and development and energy efficiency	61,190	228,457	-	975	1,009	-	-	795	-	69	-	-	-	**292,495**
Payables related to concession	7,207	-	-	97,756	-	-	-	-	-	-	-	-	-	**104,962**
Sectorial financial liabilities	-	139,770	-	-	-	-	-	-	-	-	-	-	-	**139,770**
Other accounts payable	11,677	31,448	2,803	98	120	538	185	-	-	-	70	301	-	**47,239**
Other bills to pay	21,974	116,349	2,451	300	3	845	83,943	2,958	-	390	126,096	548	-	**355,856**
PIS and Cofins to be refunded to consumers		7,294					-			-			-	**7,294**
Provisions for litigation							-			-			-	-
Liabilities associated with assets classified as held for sale		-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**6,658,871**	**8,418,868**	**99,784**	**746,843**	**13,771**	**39,884**	**2,124,475**	**115,453**	**3,566**	**58,590**	**520,658**	**893,666**	**(294,637)**	**19,399,793**
Associated companies and parent company	-	-	-	-	-	-	210,261	-	-	-	-	5,851	(216,112)	-
Suppliers	125,249	-	-	-	-	-	-	-	-	-	-	-	-	**125,249**
Deferred income tax and social contribution	1,045,740	-	26,602	-	-	-	3,752	112,759	9	15,057	76,690	-	101,710	**1,382,319**
Tax liabilities	49,947	535,572	-	-	5,175	503	-	-	-	-	353	3,260	-	**594,809**
Loans and financing	1,289,693	168,634	-	-	-	-	1,287,536	-	-	33,112	-	468,970	(149,271)	**3,098,674**
Debentures	3,057,051	2,416,356	-	-	-	-	529,724	-	-	-	-	-	-	**6,003,132**
Post-employment benefits	367,621	802,222	10,528	-	707	28,480	-	-	-	-	2,858	13,922	-	**1,226,337**
Research and development and energy efficiency	57,043	266,650	-	-	6,470	-	-	2,694	-	1,745	-	-	-	**334,602**
Payables related to the concession	52,153	-	-	746,843	-	-	-	-	-	-	-	-	-	**798,996**
Sectorial financial liabilities	-	153,409	-	-	-	-	-	-	-	-	-	-	-	**153,409**
Other payables	**46,272**	**69,365**	**11,381**	-	**394**	**10,842**	22,739	-	-	-	**1,545**	**2,957**	-	**165,495**
Tax, social security, labor and civil provisions	**41,170**	**15,522**	**35,130**	-	-	-	67,475	-	-	-	**438,600**	**50,943**	**(48,932)**	**599,907**
PIS/Cofins to be refunded to consumers		3,319,501					-			-			-	**3,319,501**
Provisions for litigation	526,934	671,638	16,144	-	1,025	59	2,988	-	3,557	8,676	612	347,762	17,968	**1,597,363**
EQUITY	**12,662,224**	**7,558,556**	**507,901**	**(40,945)**	**540,576**	**(20,269)**	**4,982,627**	**701,120**	**220,651**	**441,936**	**389,864**	**21,837,022**	**(27,606,024)**	**22,175,239**
Attributable to controlling shareholders	**12,662,224**	7,558,556	507,901	(40,945)	540,576	(20,269)	4,982,627	701,120	220,651	441,936	389,864	21,837,022	(27,944,239)	21,837,024
Capital	5,772,757	5,359,206	220,966	35,503	425,662	15,085	4,693,588	409,509	223,862	217,941	237,210	10,800,000	(17,611,289)	**10,800,000**
Advance for Future Capital Increase	470,000	-	-	-	-	1,600	108,912	-	-	-	-	-	(580,512)	-
Capital reserves							-			-				
Equity valuation adjustments	564,349	**(103,977)**	**(1,796)**	**256**	**240**	**(27,868)**	-	-	-	-	**(1,015)**	**426,170**	**(430,189)**	**426,170**
Legal Reserves	792,277	306,744	44,193	-	7,520	-	29,038	34,217	-	20,318	17,375	1,457,087	(1,251,682)	1,457,087
Retained earnigs	4,205,112	1,808,323	244,538	-	107,155	-	389,758	-	-	194,887	125,460	7,785,091	(7,075,233)	7,785,091
Additional proposed dividends	857,729	188,260	-	-		-	-	257,394	-	8,790	10,833	1,368,675	(1,323,006)	1,368,675
Accrued earnings (losses)	-	-	0	(76,704)	0	(9,086)	(238,670)	-	(3,211)	-	-	-	327,672	2
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	338,215	338,215
TOTAL OF LIABILITIES	22,106,956	20,804,701	827,900	813,669	776,201	47,422	7,522,013	995,870	228,131	533,117	1,519,016	23,894,501	(30,529,914)	49,539,623

Exhibit III - ENERGY MARKET> TARIFFS

Purchuse Tariff (Contains PIS and COFINS)	Amount Average MW	Dec-21	Dec-20	Δ%
Itaipu [1]	583	348.32	335.61	3.8
Auction – CCEAR 2010 – H30	70	291.17	240.19	21.2
Auction – CCEAR 2010 – T15 [2]	60	293.75	218.17	34.6
Auction – CCEAR 2011 – H30	58	267.57	247.57	8.1
Auction – CCEAR 2011 – T15 [2]	54	449.01	420.92	6.7
Auction – CCEAR 2012 – T15 [2]	108	301.46	286.13	5.4
Auction – CCEAR 2016 – T20 [2]	27	187.54	178.94	4.8
Angra	111	225.83	273.25	(17.4)
CCGF [3]	680	117.91	111.86	5.4
Santo Antônio	139	166.05	153.67	8.1
Jirau	231	146.11	135.21	8.1
Others Auctions [4]	514	287.45	235.39	22.1
Total / Tariff Average Supply	**2,633**	**238.48**	**216.18**	**10.3**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[4] Products average price, does not include PROINFA.

*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Supply Tariff	Amount Average MW	Dec-21	Dec-20	Δ%
Copel Geração e Transmissão	**267**	**217.06**	**201.66**	**7.6**
Auction CCEAR 2011 - 2040 (HPP Mauá)	100	250.67	232.89	7.6
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	275.85	254.00	8.6
Auction - CCEAR 2015 - 2044 (HPP Colíder)	124	191.43	177.96	7.6
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	36	200.40	185.79	7.9
Copel Distribuição				
Concession holders in the State of Paraná	14	235.12	217.59	8.1
Total / Tariff Weighted Average Supply	**266**	**213.12**	**202.10**	**5.5**

With PIS/COFINS. Net of ICMS.

Retail Tariff	Dec-21	Dec-20	Δ%
Industrial	540.97	498.82	8.5
Residential	530.98	487.41	8.9
Commercial	629.62	574.57	9.6
Rural	589.41	489.57	20.4
Other	401.34	356.03	12.7
Retail supply average tariff (R$/MWh)	**592.17**	**537.81**	**10.1**
Demand average tariff (R$/MW)	**29.92**	**26.88**	**11.3**

Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ENERGY BALANCE

R$'000

Electricity Purchased for Resale	4Q21	4Q20	Δ%	2021	2020	Δ%
Purchase of energy in the regulated party - CCEAR	1,098,441	892,802	23.0	3,872,427	3,107,956	24.6
Itaipu Binacional	458,034	449,563	1.9	1,787,691	1,766,058	1.2
Câmara de Comercialização de Energia - CCEE	98,817	716,456	(86.2)	1,673,116	1,176,798	42.2
(-) Transfer CDE and ACR funds - CCEE	-	-	-	-	-	0.0
Micro and mini generators and customer repurchase	138,216	50,932	171.4	360,371	161,324	123.4
Proinfa	68,123	55,506	22.7	271,435	221,406	22.6
Bilateral Agreements	764,905	349,496	118.9	2,578,241	1,087,439	137.1
Fair value in the purchase and sale of energy	35,818	-	-	35,818	-	-
(-) PIS/Pasep and Cofins	(300,507)	(193,586)	55.2	(1,075,356)	(691,451)	55.5
TOTAL	2,361,847	2,321,169	1.8	9,503,743	6,829,530	39.2

R$'000

Charges of the main distribution and transmission grid	4Q21	4Q20	Δ%	2021	2020	Δ%
System usage charges	411,293	381,796	7.7	1,658,700	1,387,488	19.5
Itaipu transportation charges	40,563	49,335	(17.8)	156,815	160,149	(2.1)
Charge reserve energy - EER	19,232	28,824	(33.3)	76,328	102,768	(25.7)
System Service Charges - ESS	501,500	129,378	287.6	888,163	46,075	1,827.6
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(93,752)	(58,273)	60.9	(278,363)	(170,913)	62.9
TOTAL	878,836	531,060	65.5	2,501,643	1,525,567	64.0

Energy Balance - Copel GET	2022	2023	2024	2025	2026
GeT own resources	2,240	2,240	2,224	1,662	1,661
Own resources Wind SPE's	387	392	392	392	392
Purchases	103	15	15	15	-
TOTAL OWN RESOURCES + SALES (average MW)	**2,729**	**2,647**	**2,631**	**2,070**	**2,054**
TOTAL SALES (average MW)	**2,085**	**1,831**	**1,237**	**1,047**	**835**
Sale (Regulated)	598	781	649	664	664
Sale (Regulated) %	48%	48%	67%	58%	63%
Sale (Free)	1,583	1,137	677	474	261
Sale (Free) %	60%	44%	27%	24%	13%
Total Availability	548	730	1305	932	1129
Total Availability (percentage)	20.8%	28.5%	51.3%	47.1%	57.5%
Average prices of energy sold	R$ 201.95	R$ 200.51	R$ 192.61	R$ 193.14	R$ 199.84

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET

Copel's Consolidated Market	Number of Customers / Agreements			Energy Sold (GWh)					
	Dec-21	Dec-20	Δ%	4Q21	4Q20	Δ%	2021	2020	Δ%
Copel DIS									
Captive Market	4,926,608	4,835,852	1.9	4,892	5,001	(2.2)	19,312	19,180	0.7
Concessionaries and Licensees	2	2	-	23	20	15.0	86	76	13.2
CCEE (Assigments MCSD EN)	376	264	42.4	314	226	38.9	986	745	32.3
CCEE (MVE)	26	41	(36.6)	114	970	(88.2)	477	1,299	(63.3)
CCEE (MCP)	-	-	-	437	-	-	1,694	1,743	(2.8)
Total Copel DIS	4,927,017	4,836,164	1.9	5,780	6,217	(7.0)	22,554	23,043	(2.1)
Copel GeT									
CCEAR (Copel DIS)	3	3	-	31	33	(6.1)	122	123	(0.8)
CCEAR (other concessionaries)	101	101	-	568	572	(0.7)	2,215	2,221	(0.3)
Free Customers	17	35	(51.4)	315	906	(65.3)	1,298	3,369	(61.5)
Bilateral Agreements (Copel Mercado Livre)	132	40	230.0	3,252	1,899	71.3	12,978	7,238	79.3
Bilateral Agreements [1]	11	47	(76.6)	193	728	(73.4)	715	2,946	(75.7)
CCEE (MCP) [2]	-	-	-	-	-	-	-	-	-
Total Copel GeT	264	226	16.8	4,359	4,138	5.3	17,328	15,897	9.0
Wind Farms Complex									
CCEAR (Copel DIS)	6	6	-	8	8	-	31	31	-
CCEAR (other concessionaries)	328	328	-	325	325	-	1,289	1,292	(0.2)
CER	10	10	-	231	231	-	915	918	(0.3)
Bilateral Agreements (Copel Mercado Livre)	21	-	-	49	-	-	54	37	45.9
Bilateral Agreements	10	-	-	36	-	-	36	-	-
CCEE (MCP) [2]	-	-	-	20	9	122.2	29	-	-
Total Wind Farm Complex	375	344	9.0	669	573	16.8	2,354	2,278	3.3
Copel Mercado Livre									
Free Customers	1,363	877	55.4	2,158	1,269	70.0	8,239	4,620	78.3
Bilateral Agreements (Group Companies)	39	7	457.1	1,031	199	418.1	3,535	516	585.1
Bilateral Agreements	235	125	88.0	2,833	1,782	59.0	11,337	6,984	62.3
CCEE (MCP) [2]	-	-	-	-	103	-	81	330	(75)
Total Copel Mercado Livre	1,637	1,009	62.2	6,022	3,353	79.6	23,192	12,450	86.3
Total Copel Consolidated	4,929,293	4,837,743	1.9	16,829	14,281	17.8	65,428	53,668	21.9

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements and CBR

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel Distribuição's grid market	Number of Costumers			Energy Sold (GWh)					
	Dec-21	Dec-20	Var. %	4Q21	4Q20	Δ%	2021	2020	Δ%
Residential	**4,038,454**	**3,944,556**	*2.4*	**2,047**	**2,117**	*(3.3)*	**8,068**	**7,910**	*2.0*
Industrial	**71,651**	**71,904**	*(0.4)*	**3,003**	**2,957**	*1.6*	**11,960**	**10,810**	*10.6*
Captive	70,632	71,038	*(0.6)*	556	595	*(6.6)*	2,275	2,314	*(1.7)*
Free	1,019	866	*17.7*	2,448	2,362	*3.6*	9,685	8,496	*14.0*
Commercial	**423,812**	**413,599**	*2.5*	**1,548**	**1,491**	*3.8*	**5,888**	**5,607**	*5.0*
Captive	422,560	412,630	*2.4*	1,094	1,092	*0.1*	4,149	4,172	*(0.6)*
Free	1,252	969	*29.2*	455	399	*13.8*	1,739	1,435	*21.2*
Rural	**342,465**	**347,592**	*(1.5)*	**622**	**649**	*(4.1)*	**2,562**	**2,540**	*0.9*
Captive	342,428	347,562	*(1.5)*	595	623	*(4.5)*	2,460	2,451	*0.4*
Free	37	30	*23.3*	27	26	*5.3*	102	89	*14.3*
Others	**52,544**	**60,072**	*(12.5)*	**603**	**575**	*4.8*	**2,364**	**2,337**	*1.1*
Captive	52,534	60,066	*(12.5)*	601	574	*4.8*	2,359	2,333	*1.1*
Free	10	6	*66.7*	1	1	-	5	4	*14.5*
Total Captive Market	**4,926,608**	**4,835,852**	*1.9*	**4,892**	**5,001**	*(2.2)*	**19,312**	**19,180**	*0.7*
Total Free Market	**2,318**	**1,871**	*23.9*	**2,931**	**2,788**	*5.1*	**11,531**	**10,025**	*15.0*
Supply to Concessionaries	**7**	**7**	-	**233**	**230**	*1.3*	**932**	**873**	*6.8*
Total Grid Market	4,928,933	4,837,730	*1.9*	8,056	8,019	*0.5*	31,775	30,078	*5.6*

Exhibit III - ENERGY MARKET> ENERGY FLOW

GWh

ENERGY FLOW	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		COMBINED		ELIMINATIONS		CONSOLIDADO	
	4T21	2021	4T21	2021	4T21	2021	4T21	2021	4T21	2021	4T21	2021	4T21	2021
Own Generation	-		3,276	14,587	659	2,459	-	-	3,935	17,046	-	-	3,935	17,046
Purchased energy	6,463	25,337	1,457	4,806	6	110	6,023	23,192	13,949	53,445	(4,372)	(16,718)	9,577	36,728
Copel Mercado Livre	-	-	1,024	3,423	6	110	-	-	1,030	3,533	(1,030)	(3,533)	-	-
Companies of the group	39	153	-	-	-	-	3,303	13,032	3,342	13,185	(3,342)	(13,185)	-	-
Itaipu	1,370	5,435	-	-	-	-	-	-	1,370	5,435	-	-	1,370	5,435
Auction – CCEAR	3,145	12,216	-	-	-	-	-	-	3,145	12,216	-	-	3,145	12,216
CCEE (MCP)	-	-	-	-	-	-	12	12	12	12	-	-	12	12
Angra	246	976	-	-	-	-	-	-	246	976	-	-	246	976
CCGF	1,505	5,916	-	-	-	-	-	-	1,505	5,916	-	-	1,505	5,916
Proinfa	128	463	-	-	-	-	-	-	128	463	-	-	128	463
Other (1)	30	178	23	48	-	-	2,687	10,062	2,740	10,288	-	-	2,740	10,288
Elejor	-	-	-	-	-	-	22	87	22	87	-	-	22	87
Dona Francisca	-	-	34	135	-	-	-	-	34	135	-	-	34	135
MRE Receipt	-	-	376	1,200	-	-	-	-	376	1,200	-	-	376	1,200
AVAIABLE	6,463	25,337	4,733	19,393	665	2,569	6,023	23,192	17,884	70,491	(4,372)	(16,718)	13,512	53,774
Captive Market	4,891	19,311	-		-	-	-	-	4,891	19,311	-	-	4,891	19,311
Concessionaires (2)	23	86	-		-	-	-	-	23	86	-	-	23	86
CCEE concessionaire supply (3)	-	-	37	151	-	-	-	-	37	151	-	-	37	151
CCEE (MCSD EN Assignments) (4)	314	986	-		-	-	-	-	314	986	-	-	314	986
CCEE (MVE) (5)	114	477	-		-	-	-	-	114	477	-	-	114	477
CCEE (MCP) (6)	437	1,693	(13)	(575)	20	29	-	81	444	1,228	-	-	444	1,228
Free Customers	-	-	315	1,298	-	-	2,158	8,240	2,473	9,538	-	-	2,473	9,538
Bilateral Agreements	-	-	156	564	36	36	2,833	11,338	3,025	11,938	-	-	3,025	11,938
Auction – CCEAR (7)	-	-	568	2,215	324	1,288	-	-	892	3,503	-	-	892	3,504
MRE assignment (8)	-	-	387	2,640	-	-	-	-	387	2,640	-	-	387	2,640
CER (9)	-	-	-		230	915	-	-	230	915	-	-	230	915
Copel Mercado Livre	-	-	3,252	12,978	50	54	-	-	3,302	13,032	(3,302)	(13,032)	-	-
Companies of the group	-	-	31	122	8	31	1,032	3,533	1,071	3,686	(1,071)	(3,686)	-	-
Losses and Differences	684	2,784	-	-	(3)	216	-	-	681	3,000	-	-	681	3,000
Basic network losses	*125*	*513*	-	-	-	-	-	-	*125*	*513*	-	-	*125*	*513*
Distribution losses	*480*	*1,962*	-	-	-	-	-	-	*480*	*1,962*	-	-	*480*	*1,962*
CG contract allocation (10)	*79*	*309*	-	-	(3)	*216*	-	-	*76*	*525*	-	-	*76*	*525*

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EN Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Short-Term Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

ENERGY FLOW 4Q21


GWh
Own Generation
3.935 29.1%
Purchased energy
9.577 70,9%
CCEAR: 3.145
Itaipu: 1.370
Dona Francisca: 34
CCEE (MCP): 12
Angra: 246
CCGF: 1.505
MRE: 376
Proinfa: 128
Others¹: 2.740
Total Available Power
13.512
Captive Market
4.891 36.2%
Concessionaires²
23 0,2%
Electricity sales to distributor CCEE³
37 0,3%
Assignment MCSD EN⁴
314 2.3%
CCEE (MVE)⁵
114 0,8%
Free Customers
2.473 18.3%
Supplied Energy
4.978 36,8%
Bilateral Agreements: 3.026
CCEAR: 892
CER: 230
CCEE (MCP): 444
MRE: 387
Losses and Differences
681 5.0%
Basic network losses: 125
Distribution losses: 480
CG Contracts: 76

ENERGY FLOW 2021


GWh
Own Generation
17.046 31,7%
Purchased energy
36.728 68,3%
CCEAR: 12.216
Itaipu: 5.435
Dona Francisca: 135
CCEE (MCP): 12
Angra: 975
CCGF: 5.976
MRE: 1.200
Proinfa: 483
Others¹: 10.288
Total Available Power
53.774
Captive Market
19.311 35,9%
Concessionaires²
86 0,2%
Electricity sales to distributor CCEE³
151 0,3%
Assignment MCSD EN⁴
986 1,8%
CCEE (MVE)⁵
477 0,9%
Free Customers
9.538 17,7%
Supplied Energy
20.225 37,6%
Contratos Bilaterais 11.938
CCEAR 3.504
CER 915
CCEE (MCP) 1.228
MRE 2.640
Losses and Differences
3.000 5,6%
Rede Básica 513
Distribuição 1.962
Alocação de contratos no CG: 525

Notes:

CCEAR: Energy Purchase Agreements in the Regulated Market.

CER: Reserve Energy Agreements.

MRE: Energy Reallocation Mechanism.

CCEE (MCP): Electric Power Trade Chamber (Short-term market).

CG: Center of gravity of the Submarket (difference between billed and energy received from CG).

[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição

[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year

[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT

Copel Staff List	2017	2018	2019	2020	2021
Geração e Transmissão	1,734	1,660	1,620	1,533	1,523
Distribuição	5,746	5,364	4,964	4,641	4,430
Telecomunicações	649	478	412	355	0
Holding	78	75	61	96	169
Comercialização	38	34	38	42	44
Serviços	-	-	-	-	217
TOTAL	8,245	7,611	7,095	6,667	6,383

Consolidated Staff List	2017	2018	2019	2020	2021
Compagás	163	159	148	142	133
UEG Araucária	17	17	16	17	15
Elejor	7	7	7	7	7

GENERATION

Copel GET	Amount	Installed Capacity (MW)	Assured Power (Average MW)
Hydroelectric	18	4,868.5	2,151.5
Thermoelectric	1	20.0	10.3
Wind	30	779.7	356.6
Total Copel GET	**49**	**5,668.2**	**2,518.4**
Interest	Amount	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)
Hydroelectric	3	500.9	273.8
Thermoelectric	1	393.1	216.8
Wind	5	52.9	28.0
Solar	1	1.1	-
Total Participations	**10**	**948.1**	**518.6**

TRANSMISSION

Copel GeT	Amount	APR (R$ million)
Transmission Lines (km)	3,638	**792.2**
Substation (amount)	45	
Interest	Amount	Proporcional APR (R$ million)
Transmission Lines (km)	5,978	**427.9**
Substation (amount)	8	

DISTRIBUTION

Distribution lines (km)	204,957
Substations	384
Installed power substations (MVA)	11,627
Municipalities served	395
Locations served	1,113
Captive customers	4,926,608
Customers by distribution employee	1,112
DEC (in hundredths of an hour and minute)	7.22
FEC (number of outages)	4.83

MERCADO LIVRE

Number of contracts	1,637
Energy sold (GWh)	23,192

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET

	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5		13,454.6	
Large hydroelectric power plant (HPP)	**4,801.8**	**2,109.0**	**13,152.3**	
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	603.3	3,634.0	21.12.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	578.5	4,316.1	25.09.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	605.6	3,608.0	20.03.2033
Gov. Parigot de Souza (1)(5)	260.0	109.0	222.6	
- Regime de Cotas (70%)	182.0	76.3	155.8	03.01.2053
- Copel GeT(30%)	78.0	32.7	66.8	
Colider(5)	300.0	178.1	1,331.7	30.01.2046
Guaricana(5)	36.0	16.1	152.4	21.07.2028
Bela Vista(2)	29.8	18.4	43.3	02.01.2041
Small hydroelectric power station (SHP)	**57.1**	**37.3**	**260.7**	
Cavernoso (5)	1.3	1.0	1.4	23.06.2033
Cavernoso II(5)	19.0	10.6	46.9	06.12.2050
Chaminé (5)	18.0	11.6	110.0	02.08.2028
Apucaraninha (5)	10.0	6.7	45.8	27.01.2027
Derivação do Rio Jordão (5)	6.5	5.9	49.2	21.06.2032
São Jorge (5)	2.3	1.5	7.3	24.07.2026
hydroelectric power plant (HPP)	**9.6**	**5.2**	**41.6**	
Marumbi	4.8	2.4	25.8	(6)
Chopim I	2.0	1.5	7.8	(3)
Melissa	1.0	0.6	3.7	(3)
Salto do Vau	0.9	0.6	3.2	(3)
Pitangui	0.9	0.1	1.1	(3)
Thermal Power Plant	20.0	10.3	0.0	
Figueira	20.0	10.3	0.0	27.03.2019
Wind Power Plants	779.7	356.6	2,559.5	
Eólica de Palmas (4)	2.5	0.4	3.2	29.09.2029
São Bento Energia, Invest. e Part. S.A.	**94.0**	**38.1**	**395.2**	
GE Boa Vista S.A.	14.0	5.2	47.2	28.04.2046
GE Farol S.A.	20.0	8.8	83.5	20.04.2046
GE Olho D'Água S.A.	30.0	12.8	137.3	01.06.2046
GE São Bento do Norte S.A.	30.0	11.3	127.1	19.05.2046
Copel Brisa Potiguar S.A.	**183.6**	**89.4**	**763.2**	
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	107.4	25.04.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	108.0	31.05.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	107.1	31.05.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	113.4	27.04.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	124.1	08.05.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	136.2	09.04.2047
Ventos de Santo Uriel S.A.	16.2	9.0	66.9	09.04.2047
Complexo Eólico Cutia	**180.6**	**71.4**	**780.9**	
UEE Cutia S.A.	23.1	9.6	102.6	05.01.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	96.1	11.05.2050
UEE Guajiru S.A.	21.0	8.3	88.1	05.01.2042
UEE Jangada S.A.	27.3	10.3	128.5	05.01.2042
UEE Maria Helena S.A.	27.3	12.0	119.3	05.01.2042
UEE Paraiso dos Ventos do Nordeste S.A.	27.3	10.6	120.6	11.05.2050
UEE Potiguar S.A.	27.3	11.5	125.8	11.05.2050
Complexo Eólico Bento Miguel	**132.3**	**58.7**	**534.9**	
CGE São Bento do Norte I S.A.	23.1	10.1	97.6	04.08.2050
CGE São Bento do Norte II S.A.	23.1	10.8	109.2	04.08.2050
CGE São Bento do Norte III S.A.	23.1	10.2	95.6	04.08.2050
CGE São Miguel I S.A.	21.0	9.3	76.6	04.08.2050
CGE São Miguel II S.A.	21.0	9.1	77.1	04.08.2050
CGE São Miguel III S.A.	21.0	9.2	78.7	04.08.2050
Complexo Eólico Vilas (8)	**186.7**	**98.6**	**82.2**	
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	14.7	14.01.2054
Vila Maranhão I	32.0	17.8	14.3	11.01.2054
Vila Maranhão II	32.0	17.8	14.6	14.01.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	13.9	14.01.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	24.6	06.12.2054
TOTAL	5,668.2	2,518.4	16,014.2	

(1) RAG of R$139.7 million, updated by Aneel's Resolution No. 2,902, of July 20, 2021.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for the 1st quarter of 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.
(7) Plant in the process of modernization.
(8) Generation only for the month of Dec/2021.
* Considers internal consumption of generators.

Exhibit IV - OPERATIONAL DATA > GENERATION - INTEREST

PARTICIPAÇÕES

Enterprise	Partners	Installed Capacity (MW)	Assured Power (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,113.9	515.6	500.9	273.8	
Large hydroelectric power plant (HPP)		1,078.7	490.3	486.2	263.1	
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	197.7	184.1	100.8	27.05.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	03.12.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	69.2	84.1	48.4	11.06.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	63.8	84.1	44.7	11.06.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	75.9	28.8	17.5	21.09.2037
Small hydroelectric power station (SHP)		35.2	25.3	14.7	10.7	
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	19.12.2032
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	19.12.2032
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	15.08.2032
Thermal Power Plant		484.2	267.0	393.1	216.8	
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	23.12.2029
Wind Power Plants		108.0	57.1	52.9	28.0	
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.9	28.0	27.05.2047
Solar		2.3	-	1.1	-	
Solar Paraná	COPEL - 49%	2.3	-	1.127	-	12.23.2029
TOTAL		1,708.3	839.7	948.1	518.6	

[1] Since February 1, 2014, the plant's operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

[2] GSF reconciliation under approval. New term of the concession after approval: 08.15.2032.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL Extension (km)[2]	Amount	MVA	APR [1] (R$ milhões)	Concession Expiration
Copel GeT	060/2001[3]	Several	2,063	35	12,440	459.4	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	15.9	17.08.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.2	17.03.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	13.8	19.11.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	37.5	06.10.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.0	06.10.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.7	27.08.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	10.5	25.02.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	11.1	29.01.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	11.2	05.09.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	23.3	05.09.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	254	4	900	133.3	07.04.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	14.8	12.01.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	21.5	10.05.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.0	04.03.2035
Subtotal Copel GeT [7]			**3,638**	**45**	**15,362**	**792.2**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	12.8	10.05.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	19.3	10.05.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	115.3	10.05.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	52.3	10.05.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	38.3	02.05.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	58.6	05.09.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	885	1	3,600	131.3	14.05.2044
Subtotal SPCs [8]			**5,978**	**8**	**5,100**	**427.9**	
Total			**9,616**	**53**	**20,462**	**1220.1**	

[1] Proportional to Copel's interest in the project. Values referring to the 2021/2022 cycle according to REH 2,959/2021, without considering the adjustment portion (PA). It considers assets that came into operation until 09.30.2021.

[2] Considers double circuit sections (circuits that share the same transmission tower).

[3] Contract renewed according to Law 12,783/13.

[4] As of 10.31.2018, the RAP was reduced by 50%.

[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the RAP, in reason for the investment made, will not be added to Copel's assets.

[6] As of 07/09/2021, the RAP was reduced by 50%.

[7] Consolidated Result.

[8] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	Km of lines
4,928,933	1,113	395	13,8 kV	-	109,944
			34,5 kV	235	87,744
			69 kV	36	755
			138 kV	113	6,514
				383	204,125

Consumer-to-employee ratio DIS	2017	2018	2019	2020	2021
Captive Consumers	4,560,493	4,637,804	4,713,240	4,835,852	4,926,608
Copel Dis employees	5,746	5,364	4,964	4,641	4,430
Consum/Emp	794	865	949	1,042	1,112

QUALITY OF SUPPLY

Jan-Dec	DEC[1] (hours)	FEC[2] (outages)
2017	10.46	6.83
2018	10.31	6.22
2019	9.11	6.02
2020	7.83	5.61
2021	7.22	4.83

[1] DEC measured in hours and hundredths of an hour

[2] FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

Period	Technical Loss		Non-Technical Loss		Total loss	
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Dec-17	6.05%	6.09%	4.70%	4.05%	8.09%	7.80%
Dec-18	6.05%	5.90%	4.70%	5.18%	8.07%	8.28%
Dec-19	6.05%	5.97%	4.70%	2.77%	8.14%	7.28%
Dec-20	6.05%	6.03%	4.70%	3.85%	8.18%	7.80%
Dec-21	5.79%	5.84%	4.47%	4.41%	7.76%	7.73%

(1) Percentage established in the tariff review;

(2) Technical loss calculated and reported monthly to Aneel;

(3) Percentage established in the tariff review;

(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;

(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;

(6) Total loss on injected energy.

NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network